Exhibit 99.1

ANNUAL INFORMATION FORM

For the Year Ended December 31, 2024

(Dated March 20, 2025)

SOLARIS RESOURCES INC.
Neuhofstrasse 5A Baar

6340 Switzerland

TABLE OF CONTENTS

Item 1: PRELIMINARY NOTES		1

1.1	Effective Date of Information	1

1.2	Financial Statements and Management Discussion and Analysis	1

1.3	Currency	1

1.4	Scientific and Technical Information	1

Item 2: CAUTIONARY NOTES		1

2.1	Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information	1

2.2	Cautionary Note to United States Investors Regarding Classification of Mineral Resource Estimates	2

Item 3: CORPORATE STRUCTURE		3

3.1	Name, Address and Incorporation	3

3.2	Inter-corporate Relationships	3

Item 4: GENERAL DEVELOPMENT OF THE BUSINESS		4

4.1	Three Year History	4

Item 5: DESCRIPTION OF THE BUSINESS		6

Item 6: MATERIAL MINERAL PROJECT		7

6.1	Current Technical Report	7

Item 7: RISK FACTORS		14

Item 8: DIVIDENDS		30

Item 9: DESCRIPTION OF CAPITAL STRUCTURE		30

Item 10: MARKET FOR SECURITIES		30

10.1	Trading Price and Volume	30

Item 11: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER		30

Item 12: DIRECTORS AND OFFICERS		31

12.1	Name, Occupation and Security Holding	31

12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions	32

12.3	Conflicts of Interest	32

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Item 13: PROMOTERS		33

Item 14: LEGAL PROCEEDINGS AND REGULATORY ACTIONS		33

14.1	Legal Proceedings	33

14.2	Regulatory Actions	33

Item 15: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		33

Item 16: TRANSFER AGENT AND REGISTRAR		33

Item 17: MATERIAL CONTRACTS		33

Item 18: INTERESTS OF EXPERTS		34

18.1	Names of Experts	34

18.2	Interests of Experts	34

Item 19: AUDIT COMMITTEE		34

19.1	The Audit Committee Charter	34

19.2	Composition of Audit Committee	34

19.3	Relevant Education and Experience	35

19.4	Reliance on Certain Exemptions	35

19.5	Audit Committee Oversight	35

19.6	Pre-Approval Policies and Procedures	35

19.7	External Audit Service Fees (By Category)	36

Item 20: ADDITIONAL INFORMATION		36

SCHEDULE “A” AUDIT COMMITTEE CHARTER		A-1

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Item 1:	PRELIMINARY NOTES

1.1	Effective Date of Information

References to “Solaris Resources Inc.”, “Solaris”, “Solaris Resources”, “SLS”, the “Company”, “its”, “our” and “we”, or related terms in this Annual Information Form (“AIF”), refer to Solaris Resources Inc. and include, where the context requires, its subsidiaries.

All information contained in this AIF is as at March 20, 2025, unless otherwise stated.

1.2	Financial Statements and Management Discussion and Analysis

This AIF should be read in conjunction with the Company’s audited consolidated annual financial statements for the years ended December 31, 2024 and December 31, 2023 (the “Financial Statements”), as well as the accompanying Management’s Discussion and Analysis (“MD&A”) for such periods. The Financial Statements and MD&A are available on the System for Electronic Data Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca and on Electronic Data Gathering, Analysis, and Retrieval (“EDGAR”) at www.sec.gov.

1.3	Currency

All references to “$” or “dollars” in this AIF are to United States dollars, unless otherwise expressly stated. References to “C$” are to Canadian dollars.

1.4	Scientific and Technical Information

Unless otherwise indicated, scientific and technical information in this AIF has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris and a “Qualified Person” (“QP”) as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).

Item 2:	CAUTIONARY NOTES

2.1	Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

Certain information contained in this document constitutes forward-looking statements. All statements, other than statements of historical facts, are forward-looking statements, including but not limited to estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur; exploration and development plans; timing of such exploration plans, and potential results of such exploration plans; financial capacity and availability of capital; statements regarding perceived merit of properties, budgets, work programs, use of available funds, and operational information; the Company’s intention to retain all future earnings and other cash resources for the future development and operation of its business; the Company’s intention not to declare or pay any cash dividends in the foreseeable future; the anticipated benefits and results of the Emigration (as defined below); the benefits of the Company’s management and board of directors (the “Board”) changes; and the closing of the undrawn portion of the Orion (as defined below) financing. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, or “might” occur or be achieved. Any such forward-looking statements are based, in part, on assumptions and factors that may change, thus causing actual results or achievements to differ materially from those expressed or implied by the forward-looking statements. Such factors and assumptions may include, but are not limited to: assumptions concerning copper, gold and other base and precious metal prices; cut-off grades; accuracy of mineral resource estimates and resource modeling; timing and reliability of sampling and assay data; representativeness of mineralization; timing and accuracy of metallurgical test work; anticipated political and social conditions; expected government policy, including reforms; ability to successfully raise additional capital; assumptions regarding obtaining required approvals; assumptions regarding Solaris’ ability to satisfy the requirements to draw down the remaining portion of the Orion financing; and other assumptions used as a basis for preparation of the Technical Report (as defined below).

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, and without limitation: the ability to raise funding to continue exploration, development and mining activities; debt risk; global economic conditions; limited supplies, supply chain disruptions and inflation; negative operating cash flow; uncertainty of future revenues or of a return on investment; no defined reserves with no mineral properties in production or under development; uncertainty relating to inferred mineral resources; speculative nature of mineral exploration and development; risks from international operations; risks associated with an emerging and developing market; relationships with, and claims by, local communities and Indigenous Groups; geopolitical risk; risks related to obtaining future environmental licenses for exploitation; permitting risk; Ecuadorian constitutional court rulings suspending licenses; anti-mining sentiment; failure to comply strictly with applicable laws, regulations and local practices; pressure from artisanal and illegal miners; risks associated with mining, exploration and development; land title risk; surface rights and access risks; changes in U.S. laws and policies regulating international trade; Middle Eastern conflicts; Russia-Ukraine conflict; global outbreaks and contagious diseases; fraud and corruption; ethics and business practices; future legal proceedings; tax regime in Ecuador; mineral assets being located outside Canada and held indirectly through foreign affiliates; commodity price risk; exchange rate fluctuations; joint ventures; property commitments; infrastructure; water management; properties located in remote areas; lack of availability of resources; dependence on highly skilled personnel; competition; significant shareholders; reputational risk; conflicts of interest; uninsurable risks; information systems; public company obligations; reliability of financial reporting and financial statement preparation; foreign subsidiary operations may impact the Company’s ability to fund operations efficiently; Common Share (as defined below) price fluctuation; value of the Company’s common shares (the “Common Shares”); future sales of Common Shares by existing shareholders; costs of land reclamation; measures to protect endangered species; environmental risks and hazards and changes in climate conditions; differences in U.S. and Canadian reporting of mineral reserves and resources; the Company’s “foreign private issuer” status; claims under U.S. securities laws, as well as those factors discussed in ITEM 7: “Risk Factors” below.

Although the Company has attempted to identify important factors and risks that could affect the Company and might cause actual actions, events or results to differ, perhaps materially, from those described in forward-looking statements, there may be other factors and risks not identified herein that cause actions, events or results not to occur as projected, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking statements in this AIF speak only as of the date hereof. The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as required by law.

2.2	Cautionary Note to United States Investors Regarding Classification of Mineral Resource Estimates

This AIF was prepared in accordance with Canadian standards for reporting of mineral resource estimates, which differ from United States standards. In particular, and without limiting the generality of the foregoing, the technical and scientific information contained and incorporated by reference in this AIF was prepared in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards for Mineral Resources and Mineral Reserves, Definitions and Guidelines (“CIM Definition Standards”), which differs from the standards adopted by the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, estimates of the Company’s mineral reserves and mineral resources, and other technical and scientific information included or incorporated by reference in this AIF, may differ materially from the information that would be disclosed by a United States company subject to the SEC standards under the Exchange Act.

Investors are cautioned not to assume that any part, or all, mineral deposits categorized as inferred mineral resources or indicated mineral resources will ever be converted into mineral reserves. Inferred mineral resources are mineral resources for which quantity and grade or quality are estimated based on limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. Inferred mineral resources are based on limited information and have a great amount of uncertainty as to their existence and as to their economic and legal feasibility, although it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration.

Under Canadian securities laws, estimates of inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be characterized as mineral reserves and, accordingly, may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a preliminary economic assessment as defined under NI 43-101. Indicated and inferred mineral resources that are not mineral reserves do not have demonstrated economic viability.

Item 3:	CORPORATE STRUCTURE

3.1	Name, Address and Incorporation

The Company was incorporated on June 18, 2018 under the Business Corporations Act (British Columbia) (“BCBCA”) under the name “Solaris Copper Inc.” On November 26, 2019, Solaris amended its articles of incorporation to change its name from “Solaris Copper Inc.” to “Solaris Resources Inc.”. The registered and head office of the Company is located at Neuhofstrasse 5A Baar 6340 Switzerland.

3.2	Inter-corporate Relationships

The following diagram illustrates the organizational structure of Solaris, including its subsidiaries, as of the date of this AIF. In certain instances, subsidiaries have been excluded where the total assets of that subsidiary does not exceed 10% of the consolidated assets of Solaris or, for the omitted subsidiaries together, in aggregate of 20% of the consolidated assets of Solaris.

Solaris Resources Inc. (British Columbia)
1330783 B.C. Ltd. (British Columbia)
Solaris Resources AG (Incorporated in Switzerland)
Lowell Copper Holdings Inc. (British Columbia)
Solaris Exploration Inc. (British Columbia)
Solaris Copper SpA (Chile)
Lowell Copper Holdings (US) Inc. (British Columbia)
Fidei-comiso Local W
Minera Ricardo Resources Inc. S.A. (Chile)
Lowell Copper S.A.C. (Peru)
Minera Gabriella S.A. de C.V. (Mexico)
Ascenso Inversiones, S.A. (Guatemala)
Catalyst Copper Corp. (British Columbia)
Solaris Resources Ecuador S.A. (Ecuador)
Tamarugo Project (Chile)
Lowell Copper (US) Inc. (Delaware)
Lowell Mineral Exploration Ecuador S.A. (Ecuador)
Capricho and Paco Orco (Peru)
Minera Hill 29 SA de CV (Mexico)
60%
Minera Torre de Oro SAPI de CV (Mexico)
Warintza Project (Ecuador)
La Verde Project (Mexico)

All entities noted in the chart above are 100% owned, except as indicated below:

1.	Minera Ricardo Resources Inc. S.A. is 100% owned by Lowell Copper Holdings Inc., except for one share held by Solaris.

2.	Lowell Copper S.A.C. is 100% owned by Lowell Copper Holdings Inc., except for one share held by Solaris.

3.	Lowell Mineral Exploration Ecuador S.A. (“Lowell Ecuador”), a subsidiary of Solaris, owns and operates the Warintza Project (as defined below). Solaris’ wholly owned subsidiary, LCH, is the registered trustor of a guarantee trust that owns all of the issued and outstanding common shares of Lowell Ecuador, and holds the sole and exclusive right to claim restitution of the common shares of Lowell Ecuador upon complying with certain terms of a credit agreement dated December 11, 2023 among Solaris, LCH, Lowell Ecuador and OMF Fund IV SPV relating to the Company’s $60 million senior secured term facility (the “Senior Loan”).

4.	Minera Gabriella S.A. de C.V. is 100% owned by Lowell Copper Holdings Inc., except for one share registered in the name of J. David Lowell.

5.	Minera Torre de Oro, S.A. de C.V. is 60% owned by Minera Hill 29 SA de CV (an indirect subsidiary of Solaris) and 40% owned by Aur Mexcay Inc., a subsidiary of Teck Resources Limited.

6.	Ascenso Inversiones, S.A. is 100% owned by Lowell Copper Holdings Inc., except for 0.01% of shares held by a legal representative.

Item 4:	GENERAL DEVELOPMENT OF THE BUSINESS

4.1	Three Year History

Set out below is a summary of how the Company’s business has developed over the last three completed financial years. In accordance with Form 51-102F2 – Annual Information Form, the below summary includes only events, such as acquisitions or dispositions, or conditions that have influenced the general development of the business.

2022

On January 18, 2022, Solaris announced a new discovery at Warintza South.

On March 21, 2022, Solaris and Electric Corporation of Ecuador (“CELEC EP”) announced a memorandum of understanding for CELEC EP to supply low cost, emission-free hydroelectric power to the Warintza Project (“Warintza”, the “Project” or the “Warintza Project”) located in southeastern Ecuador and owned by Solaris.

On April 4, 2022, Solaris announced drill results adding to the near surface, high-grade northeast and southeast extensions of the Warintza Project, signaling priorities for further growth beyond mineral resources.

On April 18, 2022, Solaris announced an updated mineral resource estimate at its Warintza Project.

On June 9, 2022, Solaris and the government of Ecuador announced an Investment Protection Agreement for the Warintza Project. The agreement was signed on December 22, 2022, securing the stability of regulations and tax incentives to accelerate development.

On November 14, 2022, Solaris announced a significant expansion at Warintza East.

2023

On February 24, 2023, Solaris announced the appointment of Ms. Poonam Puri to the Board.

On June 14, 2023, Solaris announced a new discovery in its first hole drilled at Patrimonio, a new porphyry southwest of Warintza Central.

On November 6, 2023, Solaris announced the appointment of Mr. Javier Toro as Chief Operating Officer of Solaris to lead the advancement of the Warintza Project.

On December 11, 2023, Solaris announced that Solaris and OMF Fund IV SPV D LLC and OMF Fund IV SPV E LLC, entities managed by Orion Mine Finance Management LP (collectively, “Orion”), had entered into definitive agreements with respect to an $80 million financing package for the advancement of the Warintza Project in Ecuador, comprised of the Senior Loan, a subscription for $10 million in equity at a price of C$5.11 per Common Share and a commitment for $10 million in additional equity financing (the “Orion Subscription Agreement”). In connection with the Orion financing, Solaris entered into a copper offtake agreement (the “Copper Offtake Agreement”) and a molybdenum offtake agreement (the “Molybdenum Offtake Agreement” and, collectively, the “Offtakes”) with Orion for the sale of 20% of metals produced from the Warintza Project for a period of 20 years from the start of production, subject to adjustment in accordance with the Offtakes. If prior to the 18-month anniversary of the Senior Loan closing date a change of control transaction (as defined in the offtake agreements) is approved by the Board and announced, either party may terminate the offtake agreements prior to the end of the term which will require the Company to then pay $27 million to Orion to terminate the Copper Offtake Agreement and $3 million to terminate the Molybdenum Offtake Agreement.

2024

On January 8, 2024, the Company announced a preview of 2024 plans including the intent to list the Common Shares on the NYSE American LLC (“NYSE American”).

On January 11, 2024, Solaris announced that it had entered into a subscription agreement in respect of an approximately C$130 million private placement of Common Shares by an affiliate of Zijin Mining Group Co., Ltd. at a subscription price of C$4.55 per Common Share (the “Zijin Private Placement”). The Company announced the termination of the Zijin Private Placement on May 21, 2024.

On January 22, 2024, Solaris announced the 2024 drill program with a total of six drill rigs at Warintza including the delivery of an updated mineral resource estimate due in late Q2 2024 and ongoing drilling thereafter focused on growth and infill drilling of at least 30 kilometers.

On March 1, 2024, Solaris announced a cooperation agreement with the Interprovincial Federation of Shuar Centers and the Alliance for Entrepreneurship and Innovation of Ecuador.

On April 19, 2024, Solaris’ Common Shares commenced trading on the NYSE American under the symbol “SLSR”. Concurrent with the start of trading on the NYSE American, the Common Shares ceased trading on the OTCQB Venture Market.

On April 17, 2024, Solaris announced it has signed an updated Impact and Benefits Agreement for the Warintza Project (the “IBA”).

On June 10, 2024, Solaris announced it closed a bought deal equity offering for aggregate gross proceeds of C$40,290,250. The Company also issued, on private placement basis, 2,795,102 Common Shares at a price of C$4.90 per Common Share for aggregate gross proceeds of C$13,696,000.

On June 10, 2024, Solaris filed a preliminary short form base shelf prospectus allowing the Company to offer for sale from time to time, for a 25-month period, Common Shares, debt securities, subscription receipts, Common Share purchase contracts, units and warrants in one or more series or issuances, with a total offering price, in the aggregate, of up to $200 million. On June 14, 2024, Solaris filed a final short form base shelf prospectus with the same offering terms.

On July 22, 2024, Solaris announced an updated mineral resource estimate (“MRE” or the “Resource”) for the Warintza Project.

On July 26, 2024, Solaris announced the appointment of Mr. Arun Lamba as Vice President, Corporate Development.

On September 9, 2024, Solaris announced it has submitted an Environmental Impact Assessment to the Ministry of Environment, Water and Ecological Transition for the construction of the Warintza Project.

On November 20, 2024, Solaris announced that the Company would complete its emigration by year-end (the “Emigration”). As part of the final Emigration steps, the Company’s Canadian offices will be closed, the Company and its subsidiaries will have no individuals in Canada who are employed or self-employed in connection with the Company. In connection with the Emigration, the Company announced the appointment of Mr. Matthew Rowlinson as President and Chief Executive Officer of the Company. Solaris also announced the appointment of Mr. Matthew Rowlinson, Mr. Rodrigo Borja, and Mr. Hans Wick to the Board.

2025

On January 8, 2025, Solaris announced the appointment of Mr. Richard Hughes as Chief Financial Officer and Company Secretary, Mr. Patrick Chambers as Vice President, Investor Relations and Mr. Ignacio Shimamoto as Vice President, Finance. The Company further announced that the final Emigration steps were complete, subject to a few administerial matters.

On March 3, 2025, Solaris announced the formation of an Inter-Institutional working group together with the Pueblo Shuar Arutam organization, Solaris’ host communities of Warints and Yawi and the Ecuadorian State.

Item 5:	DESCRIPTION OF THE BUSINESS

Summary

Solaris is a copper-gold exploration and development company, committed to a sustainable future by empowering communities and stakeholders through our dedication to participatory and responsible mining. The Warintza Project, a large copper-gold porphyry deposit, is a unique, global scale asset located in southeast Ecuador. The Company also owns a series of grassroot exploration projects with discovery potential in Peru and Chile and a 60% interest in the La Verde joint-venture project with a subsidiary of Teck Resources in Mexico. The Common Shares trade on the TSX under the symbol “SLS” and on NYSE American under the symbol “SLSR”.

Solaris’ headquarters is located at Neuhofstrasse 5A Baar 6340 Switzerland. Further information is available at www.solarisresources.com.

Specialized Skill and Knowledge

Management is comprised of a team of individuals who have extensive expertise and experience in the mineral exploration industry and exploration finance and are complemented by an experienced Board. See ITEM 12: “Directors and Officers” below.

Competitive Conditions

The Company competes with other mineral exploration and mining companies for mineral properties, joint venture partners, equipment and supplies, qualified personnel and exploration and development capital. See ITEM 7: “Risk Factors” below.

Environmental Protection

The current and future operations of the Company are subject to laws and regulations governing exploration, development, tenure, production, taxes, labour standards, occupational health, waste disposal, greenhouse gas emissions, protection and remediation of the environment, reclamation, mine safety, toxic substances and other matters. Specifically, the Warintza Project is being advanced in accordance with Ecuador’s Mining Law, Environmental Organic Code, Mining Environmental Regulations, Unified Text of Secondary Environmental Legislation, and an array of other applicable norms, standards, laws and regulations.

Compliance with such laws and regulations increases costs and may cause delays in planning, designing, drilling and developing the Warintza Project. The Company attempts to diligently apply technically proven and economically feasible measures to advance protection of the environment throughout the exploration and development process, however it is often impossible to anticipate and mitigate all administrative delays. Currently, costs associated with compliance are considered to be normal compared to other South American countries.

Employees

As of December 31, 2024, the Company directly employed 66 employees.

Foreign Operations

The Company’s mineral properties are located in Ecuador, Mexico, Chile and Peru, and its operations are substantially carried out in those countries. See ITEM 7: “Risk Factors” below.

Social or Environmental Policies

Solaris and the local Shuar communities of Warints and Yawi announced the signing of the IBA in September 2020, which was subsequently updated in March 2022 and in April 2024. The IBA provides certainty of community support for the responsible advancement of the project from exploration and development through to production and is a major milestone in the Company’s innovative CSR program. This was the first IBA established in Ecuador and set the precedent for industry best practice for inclusive and mutually-beneficial resource development in partnership with Indigenous Communities. The IBA formalizes commitments toward supporting partner communities in their social and cultural practices. It also provides for eliminating or mitigating adverse impacts, employment, contracting and business opportunities supported by a robust program of education, skills and training together with community infrastructure development and financial benefits to maximize community participation and positive outcomes for Indigenous partners. Solaris continues to work with the applicable regulatory officials in Ecuador and the Shuar Indigenous Community to proceed with further exploration and development of the project, while working to ensure the health and safety of employees, contractors and the community.

Item 6:	MATERIAL MINERAL PROJECT

6.1	Current Technical Report

The Company’s only material mineral project is the Warintza Project. The technical report titled “Mineral Resource Estimate Update – NI 43-101 Technical Report for the Warintza Project, Ecuador”, effective July 1, 2024 (filed on SEDAR+ on September 5, 2024) prepared by Mario E. Rossi of GeoSystems International, Inc. (the “Technical Report”) is incorporated by reference herein and the summary of the Technical Report is reproduced below.

Introduction

The purpose of the Technical Report is to disclose an MRE for the Warintza Project.

Mario E. Rossi, FAusIMM, SME, IAMG, Principal Geostatistician of Geosystems International Inc. (“GSI”), prepared the Technical Report. Mr. Rossi is a QP pursuant to NI 43-101 and is independent of Solaris under Section 1.5 of NI 43-101. Mr. Rossi has over 30 years of experience in mining and geostatistics, mineral resource and reserves estimation, audits, and reviews in over 100 mining projects at various stages of development and operation. GSI is an independent, international mining consulting practice offering services specializing in porphyry deposits from exploration through feasibility, mine planning, and production.

The Technical Report has an effective date of July 1, 2024. All information and assumptions discussed in the Technical Report were determined as of the effective date.

The Technical Report supersedes the technical report titled “NI 43-101 Technical Report for the Warintza Project, Ecuador (Amended)” with an effective date of April 1, 2022.

Property Description and Ownership

The Warintza Project is located in southeastern Ecuador, in the Province of Morona Santiago. It occupies the district of San Miguel de Conchay and San Antonio in the Limón Indanza Canton and San Carlos de Limón in the San Juan Bosco Canton. In the Project area, there are communities that identify themselves as belonging to the Shuar original peoples (96%) and to mixed ethnicity (4%).

The Project is situated 85 kilometers (“km”) east of the major city of Cuenca in a rural part of the Cordillera del Cóndor, an inland mountain range forming the border between Ecuador and Peru. The Property (as defined below) is centered at 3°10’ S latitude and 78°17’ W longitude (PSAD-56 UTM Zone 17S: 800186E; 9648676N). The Project can be accessed by an unpaved road from the nearest national Highway 45, approximately 20 km from the Warintza Project. An unsealed, approximately 550 meters (“m”) long, airstrip at the village of Warintza provides additional access to the Project by airplane or helicopter.

The Project is 100% owned by Solaris and includes nine metallic mineral concessions covering 268 square kilometers (“km2”) (“Warintza Property” or the “Property”). Four concessions with an area of 10 km2 are permitted for exploration activities, including drilling and path construction. There are four additional concessions contiguous with the original concession and one concession to the northwest. In April 2024, the Company announced an option to acquire up to a 100% interest in 10 new explorations concessions, comprising a land package of ~40 km² adjacent to the Warintza Property and interpreted to host porphyry copper and epithermal gold potential.

The climate of the Project is classified as tropical, with an average annual temperature of 23.0°C and average annual rainfall of 1,827 millimetres (“mm”). Rainfall is significant year-round but peaks in March, whereas the temperature is consistent year-round. From a mineral exploration point of view, the Property can be explored year- round.

The terrain surrounding the Project is mountainous to rolling hills and valleys, with elevations from 1,000 m to 2,700 m above mean sea level.

History

Warintza was a target that was generated from grassroots exploration in the Cordillera del Cóndor initiated by Gencor Limited in 1994. Records of this early work at Warintza are unavailable. The first-pass exploration technique was panned concentrate stream sediment sampling. Anomalous drainages were followed up with prospecting and mapping in creeks and soil sampling of ridges in easily accessible areas. Collectively, these data sets led to the identification of four porphyry targets: Warintza Central, Warintza East, Warintza West, and Warintza South.

Once Billiton PLC (“Billiton”) awarded the continuation of the exploration of the Warintza Project to Corriente Resources Inc., (“Corriente”) they proceeded to scout drill test the Warintza Central target, and based on early success, ultimately drilled 33 core holes (6,530 m) in two campaigns: February-April 2000 (16 holes; 2,391 m) and July-August 2001 (17 holes; 4,140 m). Drilling confirmed Warintza Central as a supergene-enriched copper (“Cu”)- molybdenum (“Mo”) porphyry deposit. At the same time, mapping and litho-geochemical sampling were carried out over Warintza West.

Geology and Mineralization

The Property is underlain by Jurassic supracrustal volcanic and sedimentary rocks of the Misahuallí Member of the Chapiza Formation, as well as Jurassic granitoids of the Zamora Batholith. These rocks are intruded by a series of plutonic and porphyritic intrusions of intermediate composition, from quartz- monzonite, through to granodiorite, to diorite, emplaced as outliers of the Zamora batholith in proximity to its eastern contact with Misahuallí volcanic and volcano-sedimentary rocks.

The Warintza porphyry cluster consists of six known deposits. Porphyry copper bearing dikes and stocks at Warintza Central, the original discovery, were principally emplaced in precursor plutonic stocks, whereas Warintza South and Warintza East intruded Misahuallí volcanic and volcano- sedimentary rocks. Late Jurassic syn-mineralization porphyry that hosts the Warintza Central deposit is of similar age to other nearby porphyry and epithermal deposits in the Zamora copper-gold belt (e.g., Fruta del Norte, Mirador).

Warintza Central is a calc-alkalic copper-molybdenum porphyry deposit with copper mineralization (but not molybdenum) partly redistributed by supergene processes to form leached and underlying supergene- enriched zones that both overlie primary mineralization. Warintza East has been further explored in the 2022-20224 period, with now 40 drill holes. Other discoveries have been made on the Property, including Warintza Southeast, Warintza West, Warintza South, and Patrimonio but only partially drill-tested, with additional copper- molybdenum anomalies at El Trinche and elsewhere on the Property.

Exploration

Billiton commissioned a regional helicopter magnetic and electromagnetic survey that was flown over the region in January to February 1999. They found that the areas now known to contain porphyry deposits are partially encircled by resistivity highs and are centered on reduced-to-pole magnetic lows. No exploration was conducted on the Project between 2006 and 2019.

From 2020, an extensive program of geological mapping and surface sampling was conducted at the Warintza Property. Geological mapping was performed at a 10K scale, and rock samples were taken mainly from outcrops in creeks. Soil samples were collected at 100 m and 50m spacing in order to identify Cu-Mo porphyry centers and gold (“Au”) occurrences. Rock chip sampling was also performed where outcropping is altered and mineralized rocks were found. Soil sampling patterns differ from a regular grid to one that follows topographic contours in steep terrain.

A ZTEM AFMAG EM and magnetic survey was carried out by Geotech Ltd. between August-October 2020. This advanced airborne ZTEM survey covered approximately 1,666 line-km over the entire Warintza and area land package, totaling 268 km².

In 2021, Solaris retained Condor Consulting Inc. (“Condor”), recognized experts in the field of airborne EM, to perform detailed modelling and interpretation of the previously completed advanced airborne ZTEM survey. Condor carried out a full 3D inversion of the EM and magnetic results using commercial and proprietary software, producing enhanced images based on a greatly expanded dataset, including a considerable amount of additional drilling since the prior interpretation and detailed geology, weathering, and density models for the Project.

In general, the refined high conductivity volumes capture mineralization closer to surface and correlate more closely to networked sulfide mineralization in stockwork veining, with the anomalies now starting at surface and better reflecting the vertical zonation of the Warintza porphyries from higher density stockwork veining to lower density veining and disseminated mineralization. After drilling several of the target areas, it has been observed that portions of the higher-grade sulfides are conductive.

Drilling

The Warintza Property was first drilled in two campaigns executed by Lowell Ecuador and Corriente during 2000 and 2001. 33 diamond drill holes were completed at Warintza Central for a total of 6,530 m. Solaris initiated a new drilling campaign in February 2020 which is still underway. Drill hole assays and data completed for the Technical Report include 163 drills holes and 101,259 m drilled.

Sampling, Analysis and Data Verification

Corriente explored Warintza Central, drilling in 33 diamond drill holes (6,502.37 m) in two campaigns from February-April 2000 (16 diamond drill hole (“DDH”)) and July-August 2001 (17 DDH). The total samples taken were 2,142. During 2020 and 2021, Lowell Ecuador (Solaris Resources) drilled a total of 58,011.17 m in 66 drill holes. The total number of samples taken was 28,915 through December 2021.

The QP reviewed Lowell Ecuador’s (Solaris Resources) exploration work at the Project site, as well as all other installations where sample preparation and storage are completed both in Macas and Quito.

Additionally, the QP visited ALS’ sample preparation laboratory in Quito in late November 2021 and the assaying laboratory in Lima (Perú) in February 2022.

Drill holes were sampled initially on a 2 m interval in mineralization and 5 m intervals in waste/barrenrock. Currently, sampling is done at a fixed 2 m length. Core is sawed in half for most of the competent rock. If necessary, a guillotine is used in softer areas, such as oxidized intervals. Core is cut following an axis line drawn by the geologist. According to protocol, the sample is always taken from the right side of the core. Field duplicates are cut in half, obtaining a quarter core. A record is created with the sampling sequence, technical person in charge, bag number, codes, quality assurance/quality control (“QA/QC”), weight, and number of total samples of the bag. The sealed samples are placed inside the bags (usually three samples per bag) and sealed with disposable plastic ties.

The main laboratory of the Warintza Project is ALS Chemex, a commercial laboratory that has ISO/IEC 17025:2017 certification (Accredited Laboratory No. 670) valid from March 2010 to March 2026.

Core boxes (pallets) from the Warintza Project are transported by helicopter from the drill platforms to Patuca (Morona-Santiago). Then, the samples are transported by truck to the Quito logging facility for processing. The core samples are then transported to the ALS laboratory in Quito for crushing and pulverizing. The chain of custody from the moment the samples leave the Warintza Project until their analysis in the ALS laboratory was reviewed by the QP during its visit in November 2021 to Ecuador and in February 2022 to Peru. The QP has verified the chain of custody of the samples from the field to the ALS main laboratory and is satisfied that the procedures in place are safe and guarantee sample provenance.

In the Warintza Project, Lowell Ecuador (Solaris Resources) determined by protocol the minimum insertion of 20% of control samples for the QA/QC with its main laboratory (ALS), with the following characteristics:

1. Field Duplicate, which is a quarter core.

2. Pulp Blank: sterile commercial material (quartz), certified, with fine granulometry.

3. Coarse Blank: sterile commercial material (quartz), with coarse granulometry.

4. Certified Reference Material-High grade.

5. Certified Reference Material-Low grade.

Mineral Processing and Metallurgical Testing

In 2022, Warintza commissioned a preliminary metallurgical test work program with FLSmidth USA Inc. for the Warintza Project, utilizing core from the latest exploration drilling campaign. In early 2024, Ausenco was appointed to conduct metallurgical studies and process plant design for the Project. Activities are focused on throughput definition, metallurgical recovery for copper, molybdenum and gold to supplement the test work completed in 2023, in addition to tailings testing and process plant design.

Mineral Resource Estimate

The MRE was prepared by GSI and includes estimates of Cu, Mo and Au resources and was based on over 101,000 m of diamond drilling data. Additionally, GSI also estimated in-situ bulk density values from 3,166 samples available.

Cu grades were estimated based on 16 separate domains, while Mo was based on seven domains and Au on eight domains. These domains are, in turn, based on the underlying geologic model prepared by Solaris, validated by GSI, and include a lithology model, an alteration model, and a mineralization model. Available structural information was used in the interpretation of the Warintza geologic model by conditioning the three-dimensional shapes of the interpreted lithologies, alterations, and mineralization types.

Detailed statistical and geostatistical analyses were used to develop the grade estimation strategy, including the definition of an appropriate composite length; the restriction of outlier grades (capping); contact (grade profile) analysis for all domains and for the three metals; the use of correlogram models to understand and apply the continuity of grades within each domain; and the overall grade estimation strategy applied in the resource estimates.

The grades estimated into the block model were properly validated using statistical and visual tools, concluding that the grade estimates are reasonable.

Resource classification was implemented on the nominal notion that at least two drill holes are required within distances of between 30 m and 60 m, depending on the geologic domain, to declare a block Measured mineral resources; blocks with two drill holes up to 100 m distance were classified as Indicated mineral resources. And blocks with two drill holes within distances of up to 220 m were classified as Inferred mineral resources. The final coding into the resource model blocks of the classification was completed by interpreting by hand, on plan level, the measured and indicated mineral resource areas. Additional conditions were imposed, such as no Measured mineral resources in the Warintza East. Also, there are no Measured or Indicated mineral resources in El Trinche and Patrimonio areas.

The mineral resources have been developed according to the CIM Definition Standards and were prepared according to CIM Best Practice Guidelines (CIM, 2019), reported in accordance with Canadian Securities Administrators’ NI 43-101. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves.

To assess the “Reasonable Prospects for Eventual Economic Extraction”, GSI constrained the overall estimated grades by running a pit optimization on the block model. The results of the pit optimization were used solely to test the “Reasonable Prospects for Eventual Economic Extraction” by an open-pit and do not represent an attempt to estimate mineral reserves.

The open- pit mineral resources in the Warintza Project within the constraining optimized pit shell are reported at a 0.25% Copper equivalent (“CuEq”) cut-off grade, summarized in Table 1.

Table 1: Warintza Mineral Resource at 0.25% CuEq Cut-Off Grade, Effective July 1, 2024

CuEq (%) Cut- off	Resource Category	Tonnage Above Cutoff (Mt)	Grade Above Cutoff				Contained Metal Above Cutoff
			CuEq (%)	Cu (%)	Mo (%)	Au (g/t)	Cu (Mt)	Mo (Mt)	Au (Moz)
0.25	Measured	232	0.64	0.47	0.02	0.05	1.1	46.4	0.4
	Indicated	677	0.49	0.34	0.02	0.04	2.3	135.4	0.9
	M&I	909	0.53	0.37	0.02	0.05	3.4	181.8	1.5
	Inferred	1,426	0.37	0.27	0.01	0.04	3.9	142.6	1.8

Notes to Table 1:

1.	The MRE was prepared in accordance with the CIM Definition Standards, adopted by the CIM Council on May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using Whittle and Minesight pit optimization software with the following assumptions: metal prices of $4.00/lb Cu, $20.00/lb Mo, and $1,850/oz Au; operating costs of $1.50/t+$0.02/t per bench mining, $5.0/t milling, $1.0/t G&A, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork.
3.	Metal price assumptions for copper, molybdenum and gold are based on a discount to the lesser of the 3-year trailing average (in accordance with the SEC guidance) and current spot prices for each metal.
4.	Mineral resources include grade capping and dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m.
5.	Mineral resources that are not Mineral reserves do not have demonstrated economic viability.
6.	Copper-equivalent grade calculation for reporting assumes metal prices of $4.00/lb Cu, $20.00/lb Mo, and $1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).
7.	The MRE was prepared by Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is an Independent Qualified Person under NI 43-101. The MRE is at a 0.25% CuEq cut-off grade.

8.	In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of Mineral resources.
9.	All figures are rounded to reflect the relative accuracy of the estimate and therefore may not appear to add precisely.
10.	The effective date of the MRE is July 1, 2024.

The sensitivity of Warintza mineralization to cut-off grades is shown in Table 2.

Table 2: Warintza Mineralization and Cut-Off Grade Sensitivity

Cut-off	Category	Tonnage	Grade
CuEq (%)		(Mt)	CuEq (%)	Cu (%)	Mo (%)	Au (g/t)
0.15%	Measured	246	0.61	0.45	0.02	0.05
	Indicated	836	0.44	0.30	0.02	0.04
	M&I	1,082	0.48	0.34	0.02	0.04
	Inferred	3,135	0.27	0.20	0.01	0.04
0.25% (Base Case)	Measured	232	0.64	0.47	0.02	0.05
	Indicated	677	0.49	0.34	0.02	0.04
	M&I	909	0.53	0.37	0.02	0.05
	Inferred	1,426	0.37	0.27	0.01	0.04
0.35%	Measured	207	0.68	0.50	0.03	0.06
	Indicated	497	0.56	0.40	0.02	0.05
	M&I	704	0.60	0.43	0.02	0.05
	Inferred	640	0.47	0.34	0.02	0.05
0.50%	Measured	157	0.76	0.56	0.03	0.06
	Indicated	269	0.69	0.50	0.03	0.05
	M&I	427	0.71	0.52	0.03	0.06
	Inferred	177	0.62	0.45	0.02	0.07

Notes to Table 2:

1.	The MRE was prepared in accordance with the CIM Definition Standards, adopted by the CIM Council on May 10, 2014.
2.	Reasonable prospects for eventual economic extraction assume open-pit mining with conventional flotation processing and were tested using Whittle and Minesight pit optimization software with the following assumptions: metal prices of $4.00/lb Cu, $20.00/lb Mo, and $1,850/oz Au; operating costs of $1.50/t+$0.02/t per bench mining, $5.0/t milling, $1.0/t G&A, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork.
3.	Metal price assumptions for copper, molybdenum and gold are based on a discount to the lesser of the 3-year trailing average (in accordance with the SEC guidance) and current spot prices for each metal.
4.	Mineral resources include grade capping and dilution. Grade was interpolated by ordinary kriging populating a block model with block dimensions of 25m x 25m x 15m.
5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
6.	Copper-equivalent grade calculation for reporting assumes metal prices of $4.00/lb Cu, $20.00/lb Mo, and $1,850/oz Au, and recoveries of 90% Cu, 85% Mo, and 70% Au based on preliminary metallurgical testwork and includes provisions for downstream selling costs. CuEq formula: CuEq (%) = Cu (%) + 5.604 × Mo (%) + 0.623 × Au (g/t).
7.	The MRE was prepared by Mario E. Rossi, FAusIMM, RM-SME, Principal Geostatistician of Geosystems International Inc., who is an Independent Qualified Person under NI 43-101. The MRE is at a base case of 0.25% CuEq cut-off grade and other estimates at varying cut-off grades are included only to demonstrate the sensitivity of the MRE and are not the QP’s estimate of the mineral resources for the Property.
8.	In Mr. Rossi’s opinion, there are currently no relevant factors or legal, political, environmental, or other risks that could materially affect the potential development of mineral resources.
9.	All figures are rounded to reflect the relative accuracy of the estimate and therefore may not appear to add precisely.
10.	The effective date of the MRE is July 1, 2024.

Cautionary Note

Mineral resources that are not mineral reserves do not have demonstrated economic viability. The reported mineral resources include material classified as Inferred mineral resources that have a lower level of confidence than Measured and Indicated mineral resources and, as such, cannot be converted to mineral reserves. It is reasonably expected that most of the Inferred mineral resources could be upgraded to the Indicated category through further exploration.

Conclusions and Recommendations

Warintza is a highly prospective Cu-Mo-Au porphyry deposit within the Cordillera del Cóndor. Exploration efforts in the belt have identified numerous porphyries, Au skarn, and epithermal Au deposits, all related to Late Jurassic magmatism. Warintza is a typical cluster of porphyry systems that has the potential to become an important Cu- Mo-Au resource, while the potential for other deposit types exists but have not been explored.

Warintza Central and Warintza East are the main subjects of this MRE. Mineralization extensions are known at Warintza Southeast located southeast of Warintza East, and El Trinche and Patrimonio, to the South and Southwest of Warintza Central.

After over 101,000 m of core drilling, which have tested mainly the Warintza Central and Warintza East areas, with some additional drilling in El Trinche and Patrimonio areas, this MRE confirms previous estimates and shows increased tonnage amenable to open-pit mining. It also shows that the mineralization is open in several directions and that there are additional areas which have significant target footprints, adjacent and nearby to the MRE, that require further exploration.

Infill drilling is required within both Warintza Central and Warintza East, and to a more limited extent, El Trinche and Patrimonio. Drilling to date has mostly defined all limits of mineralization, so the main priority is to further increase confidence. There is a reasonable expectation that additional drilling to the southwest of Warintza Central may result in an increase in the known dimensions of the deposit.

Straightforward grass-roots exploration techniques work well in the Cordillera del Cóndor. Numerous porphyry deposits have been discovered in the area by initial panned concentrate stream sediment sampling, followed by prospecting, rock sampling, ridge soil sampling, grid soil sampling, and finally, scout drill-testing of geochemical anomalies. At Warintza, there are additional targets that have yet to be investigated by drilling.

Early exploration at Warintza prior to Solaris’ involvement was hampered by community and social issues, and although this still presents a risk, efforts by the Company have allowed for the development of a supportive relationship and advancement of the Project. The return of the surface rights covering the Shuar communities, along with ongoing community consultation and community development efforts, have culminated in the Company entering into an IBA with the host communities.

Significant additional metallurgical testing is ongoing, and a full characterization of Warintza’s mineralization is still pending. In the meantime, this MRE utilizes the same metallurgical recovery assumptions as in past estimates. It is merited that, after completing a more detailed metallurgical characterization, a Pre-Feasibility Study (“PFS”) be developed, which will require a more complete understanding of the mineralization’s response to beneficiation methods. It has been assumed from the testing completed to date, plus comparisons to similar porphyry deposits, it is likely that mineralization is amenable to conventional metallurgical processes.

Additional diamond core drilling for the Warintza Central deposit is recommended. There are two simultaneous objectives: resources expansion and increase in resource confidence (categorization). While there has been a significant upgrade in terms of Measured and Indicated categories, further infill drilling should be completed to increase confidence in the central part of Warintza Central and Warintza East, mainly targeting the expected minable portions of the deposit. The QP recommends a drill program to provide improved drilling coverage targeting open lateral extensions, upgrading mineral resources and converting remaining uncategorized blocks within the pit shell to support completion of a PFS. The main objective is to increase resource confidence (categorization). If additional geologic information warrants it, targeting new areas of higher-grade mineralization (supergene enrichment or high-grade primary mineralization) should be prioritized.

Recent drilling has extended near surface, high-grade mineralization to the north, northwest and southeast of the MRE. The primary open vectors are to the northwest, southwest and to the southeast. Drilling is underway from a step-out platform to the northwest to test the connection to West and Central. The same approach is being taken with step-out platforms to the southwest. These represent opportunities for a major expansion of the MRE in a significantly enlarged pit.

The same approach is being taken with step-out platforms to the southwest. These represent opportunities for a major expansion of the MRE in a significantly enlarged pit.

A geometallurgical program is recommended and ongoing for flowsheet development and optimization, in addition to assessing the mineralization’s heterogeneity. Comminution variables such as SAG power and Bond Mill indices should be tested for in different domains, as well as metallurgical recovery variability from composites and variability tests. This program is expected to cost $4 million and will support the preparation of the PFS below.

Infill drilling, resource expansion drilling testing lateral open extensions, geo-metallurgical and geotechnical drilling to support a PFS based on an updated mineral resource estimate should be completed. The combined objectives are likely to require approximately an additional 60,000 m of drilling. Together, these drilling programs are expected to cost approximately $20 million.

It is also recommended that a total of no less than 5% of the meters drilled in mineralization be tested for in-situ bulk density.

Based on the results of the MRE for Warintza, the QP recommends further developing the Project through the completion of a PFS. The PFS will form the basis for the mine development plan and will include detailed scopes, schedules, and work plans for inputs to a Feasibility Study. It is recommended that the PFS be advanced contemporaneously with, and not be contingent on positive results from, the drilling and geometallurgical program. In addition to the aforementioned drilling and geometallurgical program to support the PFS, Solaris has estimated a budget of $8 million to complete the PFS. Solaris will continue to develop environmental, social, health, safety, and security programs in parallel to support the exploration program and technical studies.

Item 7:	RISK FACTORS

Solaris’ business activities are subject to significant risks, but not limited the risks described below. Any of the following risks could have an adverse material effect on Solaris, its business and prospects, and could cause actual events to differ materially from those described in forward-looking statements relating to Solaris. These risks are in addition to those discussed in technical reports and other documents filed by Solaris from time to time on SEDAR+. In addition, other risks and uncertainties not presently known by management of Solaris or that management currently believes are immaterial could affect Solaris, its business and prospects. The following risk factors are not a definitive list or description of all the risks associated with Solaris’ business but are intended to indicate what management considers to be significant considerations as of the date of this AIF:

Ability to raise funding to continue exploration, development and mining activities

The Company does not generate operating cash flow from a producing mine and has incurred operating losses to date. The Company expects to incur operating losses in future periods due to continuing expenses associated with advancing its mineral projects, seeking new business opportunities, and general and administrative costs. The Company has relied on cash received from Common Share issuances and advances from the senior secured debt facility to fund its business activities, including planned corporate expenditures, exploration expenses, as well as the development activities for the Warintza Project. The Company’s ability to continue as a going concern is dependent upon the successful execution of its business plan, meeting certain Warintza Project milestones, raising additional capital and/or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of Common Shares and/or advances from the senior secured debt facility in support of its business objectives. While the Company has been successful in securing financing to date, there can be no assurances that future equity financing, debt facilities or strategic alternatives will be available on acceptable terms to the Company or at all, in which case the Company may need to reduce its longer-term exploration plans. These financing requirements will result in dilution of existing Solaris shareholders. Failure to obtain such financing may result in delay or indefinite postponement of Solaris’ activities.

In December 2023, the Company entered into definitive agreements to a financing package consisting of up to $80 million in financing including the Senior Loan of which $45 million has been received and the remaining amount to be made available based on achieving certain milestones. The Company also received $20 million on issuance of Common Shares. There are no guarantees that the Company will meet the conditions to receive the additional amounts under the financing package. In addition, the Senior Loan has a financial covenant which requires the Company to maintain an unrestricted cash balance of $5 million in Canada.

Changes, if any, in mining or investment policies, or shifts in geopolitical dynamics, in the countries where the Company operates may adversely affect our exploration and possible future development activities. In recent years, there has been a substantial increase in political focus on the production and sale of “critical minerals”. Copper has been identified as such a “critical mineral” in multiple jurisdictions, and is the subject of increasingly active industrial policy. The Company expects that, over time, this industrial policy, and the associated political tensions, may limit our ability to undertake business opportunities with actors from non-Western countries. We may also be affected to varying degrees by government regulations with respect to, but not limited to, foreign investment, maintenance of claims, environmental legislation, land use, land claims of Indigenous Groups, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation.

Debt risk

The Company is a party to the Senior Loan with Orion. The Company’s ability to make scheduled payments under the Senior Loan and any other indebtedness will depend on its financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. There is no guarantee that additional funding will be available for development of projects or to refinance existing corporate and project debt.

The Company is exposed to interest rate risk on variable rate debt. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due, including, among others, debt repayments, interest payments and contractual commitments. If the Company’s cash flows and capital resources are insufficient to fund its debt service obligations, the Company could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance the Company’s indebtedness, including indebtedness under the Senior Loan. The Company may not be able to effect any such alternative measures on commercially reasonable terms or at all and, even if successful, those alternatives may not allow the Company to meet its scheduled debt service obligations.

In addition, a breach of debt covenants to third parties, including under the Senior Loan or the Company’s other debt instruments from time to time could result in an event of default under the applicable indebtedness. Such a default may allow the lenders to impose default interest rates or accelerate the related debt, which may result in the acceleration of any other debt to which a cross acceleration or cross default provision applies. In the event a lender accelerates the repayment of the Company’s borrowings, the Company may not have sufficient assets to repay its indebtedness.

The Senior Loan and other debt instruments contain several covenants that impose significant operating and financial restrictions on the Company and may limit the Company’s ability to engage in acts that may be in its long-term best interest. In particular, the Senior Loan restricts the Company’s ability to dispose of assets and to incur additional indebtedness and grant security interests or encumbrances. As a result of these restrictions, the Company may be limited in how it conducts its business, may be unable to raise additional debt or equity financing, or may be unable to compete effectively or to take advantage of new business opportunities.

Global economic conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Market events and conditions, including disruptions in the international credit markets and other financial systems and the deterioration of global economic conditions, could impede Solaris’ access to capital or increase the cost of capital and may adversely affect Solaris’ operations.

Solaris is also exposed to liquidity risks in meeting its operating and capital expenditure requirements in instances where its cash position is unable to be maintained or appropriate financing is unavailable. These factors may impact Solaris’ ability to obtain capital on terms favourable to it or at all. Increased market volatility may impact Solaris’ operations which could adversely affect the trading price of Common Shares.

Limited supplies, supply chain disruptions, and inflation

Our exploration activities require skilled personnel and a supply of other resources, such as natural gas, diesel, oil and electricity. Supply may be interrupted due to a shortage or the scarce nature of inputs. Supply might also be interrupted due to transportation and logistics associated with the remote location of some of our operations, and government restrictions or regulations which delay importation of necessary items. Global supply chains have been further affected by the current Ukraine-Russia and Israel-Palestine conflicts. Any interruptions to the procurement and supply of resources, or the availability of skilled personnel, as well as increasing rates of inflation, import tariffs imposed by the United States and potential retaliatory tariffs, could have an adverse impact on our future cash flows, earnings, results of operations, and financial condition.

Negative operating cash flow

Solaris has negative operating cash flow and may continue to have negative operating cash flow in future periods. To the extent that Solaris has negative operating cash flow, Solaris will need to continue to deploy a portion of its cash reserves to fund such negative operating cash flow. Solaris expects to continue to sustain losses in the future until it begins to generate revenue from the commercial production of its properties. There is no guarantee that Solaris will ever have commercial production or be profitable.

Uncertainty of future revenues or of a return on investment

It is difficult to evaluate Solaris’ business and future prospects. Solaris has no history of earnings, and operating losses are expected to continue for the foreseeable future. There is no certainty that anticipated outcomes and sustainable revenue streams will be achieved. There is no assurance that Common Shares will provide a return on investment in the future. Solaris has no plans to pay dividends in the future.

No defined reserves with no mineral properties in production or under development

Solaris is an early exploration and development company and all properties are in the exploration stage. Management has not defined or delineated any proven or probable reserves on any of Solaris’ properties. Mineral exploration involves significant risk and few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Management cannot confirm the presence of any proven or probable reserves at Warintza or any other properties. The failure to establish proven or probable reserves could severely restrict Solaris’ ability to implement its strategies for long-term growth. In addition, mineral resource figures are estimates only. The estimates are expressions of judgment based on knowledge, mining industry experience, the analysis of drill and other results, as well as industry practices.

Further, mineral resources are not mineral reserves and there is no assurance that any mineral resource estimate will ultimately be classified as proven or probable mineral reserves. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Uncertainty relating to inferred mineral resources

Inferred mineral resources are not mineral reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded through further exploration to the measured and indicated resource classification level of confidence necessary for their potential conversion to proven or probable mineral reserves as a result of a pre-feasibility or feasibility level technical study.

Speculative nature of mineral exploration and development

The exploration for and development of mineral deposits involves significant risk. Few properties that are explored are ultimately developed into producing mines. Substantial expenditures are required to establish mineral reserves through drilling, to develop processes to extract the mineral resources and, in the case of new properties, to develop the extraction and processing facilities and infrastructure at any site chosen for extraction. Development of Solaris’ mineral projects will only follow upon obtaining satisfactory results. There is no assurance that Solaris’ exploration and development activities will result in any discoveries of commercial bodies of ore, or that any of Solaris’ mineral projects will be brought into commercial production. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, accuracy of estimated size, continuity of mineralization, average grade, proximity to infrastructure, availability and cost of water and power, anticipated climatic conditions, commodity prices and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted but the combination of these factors may result in Solaris being unable to receive an adequate return on invested capital.

The process of mining, exploration and development also involves risks and hazards, including environmental hazards, industrial accidents, labour disputes, unusual or unexpected geological conditions or acts of nature. These risks and hazards could lead to events or circumstances, which could result in the complete loss of a project or could otherwise result in damage or impairment to, or destruction of, mineral properties and future production facilities, environmental damage, delays in exploration and development interruption, and could result in personal injury or death.

Although Solaris evaluates the risks and carries insurance policies to mitigate the risk of loss where economically feasible, not all of these risks are reasonably insurable and insurance coverages may contain limits, deductibles, exclusions and endorsements. Solaris cannot assure that its coverage will be sufficient to meet its needs. Such a loss may have a material adverse effect on Solaris. See “Uninsurable Risks” below for more details.

Risks from international operations

Changes in political situations may affect the manner in which Solaris operates. The operations of Solaris are conducted in Ecuador, Mexico, Chile and Peru which are exposed to various levels of economic, political, currency and other risks and uncertainties. These risks and uncertainties include, but are not limited to: terrorism, hostage taking, military repression, crime, violence, more prevalent or stronger organized crime groups, political instability, corruption, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, uncertainty of the rule of law and legal system, corruption of public officials and/or courts of law, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation and mining laws, regulations and policies, restrictions on foreign exchange and repatriation, and changing political conditions and governmental regulations relating to foreign investment and the mining business. These countries have experienced political, social and economic unrest in the past and protestors have, from time to time, targeted foreign mining companies and their mining operations. The occurrence of mining regime changes adds uncertainties that cannot be accurately predicted and any future material adverse changes in government policies or legislation in the jurisdictions in which Solaris operates that affect foreign ownership, mineral exploration, development of mining activities and may affect Solaris’ viability.

Risk associated with an emerging and developing market

The disruptions recently experienced in the international and domestic capital markets have led to reduced liquidity and increased credit risk premiums for certain market participants and have resulted in a reduction of available financing. Companies located in countries in the emerging markets may be particularly susceptible to these disruptions and reductions in the availability of credit or increases in financing costs, which could result in them experiencing financial difficulty.

In addition, the availability of credit to entities operating within the emerging and developing markets is significantly influenced by levels of investor confidence in such markets as a whole and as such any factors that impact market confidence (for example, a decrease in credit ratings, state or central bank intervention in one market or terrorist activity and conflict) could affect the price or availability of funding for entities within any of these markets.

Relationships with, and claims by, local communities and Indigenous Groups

Warintza was in a period of inactivity from late 2006 as a result of social unrest within the surrounding communities and lack of support for mineral exploration within Ecuador. In 2018, Solaris restored the relationship with local communities and started to coordinate with the Ministry of Energy and Mines the process for the implementation of the assessment of prior, free and informed consultation mechanism and the identification of consultation subjects. Once the prior consultation finished and with the community’s support Solaris initiated exploration activities in 2019. Solaris has committed to on-going community engagement and returned 2,349.67 ha surface rights to local Shuar Nations of Warints and Yawi as an integral step to restoring the community’s acceptance of activity on Warintza.

During the third quarter of 2020, Solaris and the local Shuar communities of Warints and Yawi announced the signing of the IBA, which was subsequently updated in the first quarter of 2022 and subsequently in the second quarter of 2024. Solaris considers that the consent of the Shuar Centres of Warints and Yawi is important for the development of the project. However, Solaris is open to dialogue with other Shuar Center which are located out of the direct area of influence even it does not means that its consent be necessary to continue with activities of the project. While the IBA represents significant progress for the development of Warintza, continued development at Warintza is largely contingent on the continued support of these local communities. Any deterioration in Solaris’ relationship with these communities would significantly negatively impact the development of Warintza.

In addition, despite the steps taken to restore the local Shuar communities’ acceptance of activity at Warintza, opposition to mining activities in Ecuador by a number of non-governmental organizations (“NGOs”) and their influence on Indigenous Groups may ultimately affect permitting, operations, and Solaris’ reputation. Solaris undertakes various initiatives, involving or for the benefits of local communities, in accordance with its responsible and transparent mining strategies. While Solaris is committed to operating in a socially responsible manner, there can be no assurance that its efforts, in this respect, will mitigate any country risk.

The organization of Shuar Artuam People (“PSHA”) is a representative of certain local communities. While PSHA has voiced complaints regarding Solaris, such complaints have been made without consulting the communities of Warints and Yawi, without consideration of these communities’ rights to self-determination and without consideration of these communities’ voluntary choice to work with Solaris. Regardless, PSHA’s complaints have the potential to harm Solaris’ reputation and, any growth in the influence of PSHA could have the potential to have a material adverse effect on Solaris and its operations. In February 2025 the Company formed an inter-institutional working group with the PSHA, ratified through the signing of a Letter of Intent.

Geopolitical risk

Warintza is located in Ecuador, South America. As a result, the Project is subject to certain risks and possible political and economic instability specific to Ecuador, such as the outcome of political elections and the possible turnover of government, political unrest, labour disputes, invalidation of government orders, permits or property rights, risk of corruption including violations under applicable foreign corrupt practices laws, military repression, war, civil disturbances, criminal and terrorist acts, arbitrary changes in laws, expropriation, nationalization, renegotiation or nullification of existing agreements and changes to monetary or taxation policies. The occurrence of any of these risks may adversely affect the mining industry, mineral exploration and mining activities generally or the Company and, among impacts, could result in the impairment or loss of mineral concessions or other mineral rights.

Exploration, development or production may also be affected to varying degrees by government regulations with respect to, but not limited to, restrictions on future exploitation and production, price controls, export controls, income taxes, labour and immigration, and by delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental and other non-governmental organizations, limitations on foreign ownership, expropriation of property, ownership of assets, environmental legislation, labour relations, limitations on repatriation of income and return of capital, high rates of inflation, increased financing costs and site safety. These factors may affect both Solaris’ ability to undertake exploration and development activities in respect of future properties in the manner contemplated, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date.

In 2023, former President Guillermo Lasso did not complete his term due to the triggering of “muerte cruzada”, a constitutional mechanism whereby the Presidency and the National Assembly was dissolved, and elections were held. A new National Assembly was elected and Daniel Noboa, from the National Democratic Action party was elected as president. In February 2025, a presidential election was held, with no candidate reaching the required level of votes for outright victory. The two leading candidates Daniel Noboa and Luisa Gonzalez will now compete in a presidential run off election which is scheduled to occur in April 2025, to select the next president.

At the beginning of 2024, due to the issues regarding a definition of the “Prior Consultation” and ruling in the Constitutional Court, the indigenous sector and communities have been making statements of alert and monitoring of the Consultation process and statements regarding public rejection of the advance of mining in their territories.

Any shifts in political attitudes or changes in laws that may result in, among other things, significant changes to mining laws or any other national legal body of regulations or policies are beyond the control of Solaris and may adversely affect its business.

The Company also faces the risk that future governments may adopt substantially different policies. In addition, changes in resource development or investment policies, increases in taxation rates, higher mining fees and royalty payments, revocation or cancellation of mining concession rights or shifts in political attitudes in Ecuador may adversely affect Solaris’ business.

Environmental licenses for exploitation

In order to execute the exploitation phase of mining activities, Solaris must obtain the environmental licenses for such stage, for which it is necessary to comply with a process of prior indigenous consultation and environmental consultation. Prior indigenous consultation, which conforms with the free, prior and informed consultation process, should be regulated by an independent law and currently, in Ecuador, there is no law that regulates the prior indigenous consultation process. This law must be issued by the Ecuadorian National Assembly. The Ecuadorian Constitutional Court ordered the Ecuadorian National Assembly to issue the Prior Indigenous Peoples Consultation Law within one year since its possession in December 2023. Additionally, the Ecuadorian Constitutional Court ordered the Ecuadorian National Assembly to issue a law to regulate the environmental consultation process. Prior indigenous consultation is a different type of process that differs from environmental consultation.

Regarding free, prior and informed consultation, in March 2024 the Ministry of Energy and Mines issued the Manual for the Operationalization of Free, Prior and Informed Consultation, contained in numeral 7 of Article 57 of the Constitution of the Republic of Ecuador for the Issuance of Administrative Measures in Mining Concessions “(the Manual”)”. On March 13, 2024, the Confederation of Indigenous Nationalities of Ecuador filed a claim of unconstitutionality against this Manual, which has not been admitted to date.

It is not clear at this time if Solaris will be able or will need to apply for a consultation process following the Manual, or if it will be necessary to wait for the issuance of the corresponding law by the National Assembly. In any case, prior to commencing the exploitation phase of the Warintza Project, the Ecuadorian State (and not Solaris) should conduct further consultation in the area of influence of the project, under the terms and standards provided for in the Constitution, international instruments, the law and the decisions of the Constitutional Court. Prior consultation corresponds exclusively to the Ecuadorian State and not to Solaris. Among the subjects to be consulted are the centres of Warints and Yawi, as well as those other centres defined by the State for such purposes. As the Constitutional Court has stated in reiterated jurisprudence, the project executor (in this case Solaris) cannot participate in the consultation process, since it is an exclusive responsibility of the State. If the State does not apply consultation processes, Solaris may not be able to obtain the environmental license for continuing with its operations in the exploitation stage.

To obtain the environmental license, in accordance with current regulations, an Environmental Impact Assessment (“EIA”) must be submitted to the Ministry of the Environment, Water, and Ecological Transition (“MAATE”). For its preparation, a consultant qualified by MAATE was hired, who began the process of gathering field information, including biotic, physical, and social characterization, as well as the analysis of historical data. This process is essential to establish a baseline that, based on the projected exploitation activities, will help define the project’s area of influence, risk management, and ultimately, the environmental management plan for the exploitation phase. The EIA was submitted to MAATE in Q3 2024, and dialogue is ongoing.

Permitting risk

Solaris’ mineral exploration and development activities are subject to receiving and maintaining licenses, permits and approvals (collectively, “permits”) from appropriate governmental authorities in Ecuador, Mexico, Chile and Peru. Solaris may be unable to obtain on a timely basis or maintain in the future all necessary permits to explore and develop its properties. Delays may occur in connection with obtaining necessary renewals or permits for Solaris’ existing operations and activities, additional permits for existing or future operations or activities, or additional permits associated with new legislation. It is possible that previously issued permits may become suspended or revoked for a variety of reasons, including through government or court action. Solaris can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which could adversely affect its operations.

Ecuadorian constitutional court rulings suspending licenses

The Constitutional Court of Ecuador has ordered that the Ecuadorian State issue laws to regulate the exercise of free, prior and informed consultation and environmental consultation which, to date, has not occurred. Even though this has not yet occurred, several courts (including the Ecuadorian Constitutional Court) have issued rulings ordering the suspension of environmental licensing processes and environmental licenses until free and informed prior consultation is carried out. These cases were initiated by constitutional actions filed by people claiming to be members of Indigenous Peoples living in the project’s area of influence, specifically against the licenses and other administrative acts issued for these projects.

As the communities within the direct area of influence of Warintza, the local Shuar communities of Warints and Yawi, have consented to Solaris’ activities at Warintza, Solaris currently views the risk of a Constitutional Court ruling suspending its licenses as low. Notwithstanding the foregoing, any deterioration in the Company’s relationship with the local communities of Warints and Yawi, or any Constitutional Court ruling suspending Solaris’ environmental license to operate at the Warintza Project coming to fruition, would have a material adverse effect on Solaris and its operations.

Anti-mining sentiment

Anti-mining sentiment in Ecuador has previously resulted in protests at certain extractive projects and multiple mining projects being paralyzed due to opposition and legal action. The Ecuadorian provinces of Pichincha and Azuay are the two provinces that have turned out the most protestors and typically have the highest anti-mining sentiment, in general, in Ecuador. Pichincha is located to the north where referendum results late last year halted mining activity at the Chocó Andino UNESCO site near Quito where there is no activity from the formal sector. The Azuay province is located in the southern region of the country and has a historical anti-mining posture.

By contrast, there has been very little anti-mining sentiment in the Ecuadorian states of Morona Santiago (which hosts the Warintza Project) and Zamora-Chinchipe (which hosts the Fruta del Norte and Mirador projects). For example, to Solaris’ knowledge, the national anti-mining protests in June 2023 turned out zero protestors in the provinces of Morona Santiago and Zamora Chinchipe in the southeastern region of the country where the formal mining sector is located.

The existing anti-mining sentiment in Ecuador has not had a significant impact on the Warintza Project. Notwithstanding the foregoing, any growth of anti-mining sentiment at Warintza or in the province of Morona Santiago could have a material adverse effect on Solaris and its operations.

Failure to comply strictly with applicable laws, regulations and local practices

While the Company seeks to fully comply with applicable laws, regulations and local practices, failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights applications and tenure could result in loss, reduction, cancellation or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. Any such loss, reduction or imposition of partners could have a material adverse impact on the Company’s operations or business. Furthermore, increasing complexity of mining laws and regulations may render the Company incapable of strict compliance.

The Company’s concessions are subject to pressure from artisanal and illegal miners

Several of the Company’s concessions are located close to communities with long-standing artisanal, often illegal, mining traditions. Limited economic opportunities in these areas contribute to making gold mining an attractive field of work for local individuals and small associations and companies, who at times view concessions belonging to the Company as particularly attractive targets for alluvial or hard rock mining. In some cases, the local operators (occasionally financed by outsiders), having exhausted development opportunities at their current location may seek to expand or relocate their activities into areas controlled by the Company. In other cases, illegal miners may relocate to one of the Company’s concession areas in response to government pressure that has shut down their prior operations. Local and national political and regulatory authorities may come under pressure to support or not impede the ambitions of these local actors. The Company monitors local mining activities and is in regular contact with regulatory and political authorities to anticipate and manage issues as they arise, however not every incursion can be readily identified. Nonetheless, there is a risk that in the future, due to political or social factors, regulators may make decisions to grant access to artisanal miners that impact the viability of the Company’s projects.

The inherent operational risks associated with mining, exploration and development, many of which are beyond the Company’s control

The Company’s activities are subject to a high degree of risk due to factors that, in some cases, cannot be foreseen or anticipated, or controlled. These risks include, but are not limited to, tectonic or weather activity that may provoke landslides or other impacts, labour disruptions, legislative and regulatory changes, crime, the inability to obtain adequate sources of power, water, labour, suitable or adequate machinery and equipment, and expert attorneys and consultants. In addition, the Company may be unable to acquire or obtain such requirements as water rights and surface rights, which may be critical for the continued advancement of exploration, development and operational activities on its mineral concessions. These processes could generate delays and adverse decisions, however unexpected, could negatively impact project development and the Company’s prospects.

Land title risk

Although Solaris has investigated the right to explore and exploit its various properties and obtained records from government offices with respect to all the mineral claims, licenses, concessions and other rights in and to lands comprising its properties, there is no guarantee of title. Other parties may dispute the title to a property or the property may be subject to prior unregistered agreements and transfers or land claims by aboriginal, native, or Indigenous Peoples. The title to Solaris’ properties may be affected by undetected encumbrances or defects or governmental actions. Solaris has not conducted surveys of all of its properties and the precise area and location of claims or the properties may be challenged. Title insurance is generally not available for mineral properties. Failure by Solaris to meet its payment and other obligations pursuant to laws governing its mineral claims, licenses, concessions and other forms of land and mineral tenure could result in the loss of its material property interests which could have a material adverse effect on Solaris, which could cause a significant decline in Common Share price.

Surface rights and access risks

Although the Company acquired the rights to some or all of the minerals in the ground pursuant to its mining concessions, it does not thereby acquire all rights to, or ownership of, the surface to the areas covered by its mining concessions. In such cases, applicable mining laws usually provide for rights of access to the surface for the purpose of carrying on mining activities, however, the enforcement of such rights can be costly and time consuming. In areas where there are no existing surface rights holders, this does not usually cause a problem, as there are no impediments to surface access. However, in areas where there are local populations or landowners, it is necessary, as a practical matter, to negotiate surface access. There can be no guarantee that, despite having the legal right to access the surface and carry on mining activities, the Company will be able to negotiate a satisfactory agreement with any such existing landowners/occupiers for such access, and therefore it may be unable to carry out significant exploration work or mining activities. In addition, in circumstances where such access is denied, or no agreement can be reached, the Company may need to rely on the assistance of local officials or the courts in the local jurisdictions in which the Company operates.

Changes in U.S. laws and policies regulating international trade

The recent election of President Trump in the United States may result in legislative and regulatory changes that could have an adverse effect on the Company and its financial condition. In particular, there is uncertainty regarding U.S. tariffs and support for existing treaty and trade relationships, including with Canada. Implementation of new legislative or regulatory policies by the U.S. government could impose additional costs on the Company, decrease U.S. demand for the Company’s products or otherwise negatively impact the Company, which could have a material adverse impact on the Company’s business.

In early February 2025, the U.S. announced a 25% broad-based tariff on goods exported out of Canada into the United States, other than energy products, which would be subject to a 10% tariff. In response, the Canadian government announced that it would impose a 25% tariff on $155 billion of goods imported from the U.S. The U.S. also announced a 25% tariff on goods imported from Mexico and a 10% tariff on goods imported from China. Representatives of the U.S. government have also publicly stated that they are considering imposing tariffs on goods imported from other countries.

The U.S. has signaled that the U.S. tariffs will become effective initially on March 4 which has largely been delayed to April 2, 2025 for most goods. If enacted, these tariffs, and any changes to these tariffs or imposition of any new tariffs, taxes or import or export restrictions or prohibitions, could have a material adverse effect on the Company’s business. Furthermore, there is a risk that the tariffs imposed by the U.S. on other countries will trigger a broader global trade war which could have a material adverse effect on the Canadian, U.S. and global economies.

Middle Eastern Conflicts

On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centres located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. Following the attack, Israel’s security cabinet declared war against Hamas and the military campaign against these terrorist organizations has launched a series of responding attacks in Palestine. This conflict has significantly broadened with Israel also battling Hezbollah in Lebanon and significant conflict between Israel and Iran and other Iran backed proxies in the area. In addition, recently the Syrian Assad regime has fallen and it is unknown whether a stable Syrian government will develop.

The outcome of these conflicts has the potential to have wide-ranging consequences on the world economy. There is a risk that these conflicts and developments could lead to wider regional instability in the Middle East, home to some of the world’s biggest oil producers. The long-term impacts of these conflicts remain uncertain.

Russia-Ukraine conflict

In late February 2022, Russia launched a large-scale military attack on Ukraine, which amplified global geopolitical tensions. In response to the military action by Russia, various countries, including Canada, issued broad-ranging economic sanctions against Russia. Such sanctions and any future sanctions against Russia may adversely impact, among other things, the Russian economy, which directly and indirectly affect various sectors of the economy, disrupt the global supply chain, and increase inflationary pressures. Accordingly, the actions discussed above and the potential for a wider conflict could increase financial market volatility and cause severe negative effects on regional and global economic markets, and therefore have a significant negative effect on the ability of the Company to obtain equity financing to fund additional exploration activities.

Risk of global outbreaks and contagious diseases

Disruptions caused by pandemics, epidemics or infectious disease outbreaks could materially adversely affect our business, operations, financial results and forward-looking expectations. Governments’ emergency measures to combat the spread could include restrictions on business activity and travel, as well as requirements to isolate or quarantine. The duration and magnitude of such impacts will depend on many factors that we may not be able to accurately predict.

Fraud and corruption

Solaris’ operations are governed by, and involve interactions with, many levels of government in numerous countries. Solaris is required to comply with anti-corruption and anti-bribery laws, as well as similar laws in the countries in which Solaris conducts business. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws.

Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. Solaris’ internal procedures and programs may not always be effective in ensuring that Solaris, its employees, contractors or third-party agents will comply strictly with such laws. If Solaris becomes subject to an enforcement action or in violation of such laws, this may have a material adverse effect on its reputation, result in significant penalties, fines, monitoring and investigation costs and/or sanctions imposed on it, and/or have a material adverse effect on Solaris’ operations.

Ethics and business practices

Solaris maintains and requires adherence to policies governing ethical business conduct and practices, including prohibition of illegal payments, and respect for human rights and the individual. All personnel are expected to promote a respectful and inclusive workplace environment irrespective of ethnic background, gender, age or experience. Nevertheless, there is no assurance of compliance and the Company may be subject to allegations of discriminatory practices, harassment, unethical behavior, or breach of human rights.

Solaris may in the future become subject to legal proceedings

Solaris may, from time to time, become involved in various claims, legal proceedings, regulatory investigations and complaints. Solaris cannot reasonably predict the likelihood or outcome of any actions should they arise. If Solaris is unable to resolve any such disputes favorably, it may have a material adverse effect on Solaris’ financial performance, cash flows, and results of operations. Solaris’ assets and properties may become subject to further liens, agreements, claims, or other charges as a result of such disputes. Any claim by a third party on or related to any of Solaris’ properties, especially where mineral reserves have been located, could result in Solaris losing a commercially viable property. Even if a claim is unsuccessful, it may potentially affect Solaris’ operations due to the high costs of defending against the claim. If Solaris loses a commercially viable property, such a loss could lower its future revenues, or cause Solaris to cease operations if the property represents all or a significant portion of Solaris’ mineral reserves.

Tax regime in Ecuador

The tax regime in Ecuador may be subject to differing interpretations, is subject to change without notice and the Company’s interpretations may not coincide with that of the Ecuadorian tax authorities. In order for there to be restrictions on the repatriation of earnings, the Government of Ecuador would need to reform through the National Assembly the Organic Code of Production, Commerce and Investment that grant rights to freely repatriate earnings. As a result, the taxation applicable to transactions and operations may be challenged or revised by the Ecuadorian tax authorities, which could result in significant additional taxes, penalties and/or interest. Given the complexity of the tax calculations and interpretations, there is a risk that the currently expected taxation regime will not be applied or that different tax authorities will not agree with the calculations which may negatively impact the Company and the economic feasibility of the Warintza Project.

There is also a risk that restrictions on the repatriation of earnings from Ecuador to foreign entities will be imposed in the future and the Company has no control over withholding tax rates. In addition, there are certain laws and regulations enacted in Ecuador that impose a capital gains tax on profits derived from the sale of Common Shares, ownership interests and other rights, such as grant of rights for exploration concessions, exploitation, or similar activities of companies with permanent establishments in the country. The impact of these laws and regulations on the Company or its shareholders has not yet been determined.

Solaris’ mineral assets are located outside Canada and are held indirectly through foreign affiliates

It may be difficult if not impossible to enforce judgements obtained in Canadian courts predicted upon the civil liability provisions of the securities laws of certain provinces against substantially all of Solaris’ assets which are located outside Canada.

Commodity price risk

The price of Common Shares, financial results and exploration, and development and mining activities in the future may be materially adversely affected by declines in the price of copper, molybdenum and gold. Copper, molybdenum and gold prices fluctuate widely and are affected by numerous factors beyond Solaris’ control, such as the sale or purchase of metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metals-producing and metals-consuming countries throughout the world.

Exchange rate fluctuations

Solaris reports its results in U.S. dollars, while many of Solaris’ investments, costs and revenues may be denominated in other currencies. This may result in additions to Solaris’ reported costs or reductions in Solaris’ reported revenues. Fluctuations in exchange rates between currencies in which Solaris invests, reports, or derives income may cause fluctuations in its financial results that are not necessarily related to Solaris’ underlying operations.

Joint ventures

Solaris may enter into joint venture or similar arrangements with regard to future exploration, development and production properties (including potentially Solaris’ concessions). There is a risk any future joint venture partner does not meet its obligations and Solaris may therefore suffer additional costs or other losses. It is also possible that the interests of Solaris or future joint venture partners are not aligned resulting in project delays or additional costs and losses. Solaris may have minority interests in the companies, partnerships and ventures in which it invests and may be unable to exercise control over the operations of such companies.

Property commitments

The properties held by Solaris may be subject to various land payments and/or work commitments. Failure by Solaris to meet its payment obligations or otherwise fulfill its commitments under these agreements could result in the loss of related property interests.

Infrastructure

Mineral exploration and development activities depend, to one degree or another, on adequate infrastructure. The costs, timing and complexities of developing Solaris’ projects may be greater than anticipated for certain property interest without access to reliable roads, bridges, power sources and water supply. Unusual or infrequent weather phenomena, terrorism, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Solaris’ operations, financial condition and results of operations.

Water management

Water is a critical resource for the Company’s operations and inadequate water management and stewardship could have a material adverse effect on the Company and its operations. While certain aspects relating to water management are within the Company’s control, extreme weather events can negatively impact the Company’s water management practices. These can consequently impact operations, disrupt production, increase costs and damage site and ancillary infrastructure.

The Company’s production estimates are dependent on, among other things, water supply, water storage and water quality, and production may be adversely impacted by availability of any of those conditions. Inadequate water supply or poor water management can directly affect capital and operating costs. Solaris could encounter business disruptions and operational difficulties in addressing too much water or too little water resulting in an under supply of water at the Company’s operations, which the mills require to operate. Both of which could lead to production and other disruptions and impact the Company’s business, financial position and results of operations.

Mining, processing, development and exploration activities are dependent on adequate infrastructure and reliable water supply and water management. Failure to properly manage water levels or properly treat water can lead to treated water quality that is too low to allow for discharge when needed or other challenges in the ability to store water in the amounts required. The Company may also not be able to discharge water when needed for regulatory reasons outside of its control, including drought conditions where the receiving environment has insufficient capacity. Poor water management and discharge control may not only result in contaminants exceeding permitted limits, but also the suspension of operations at the Company’s mine sites. There can be no guarantees that Company’s current water management plans will be sufficient or perform as intended, and there can be no assurances that the Company will be able to discharge water when needed, which could subject the Company to liability and affect the Company’s business, financial condition and results of operations.

Insufficient water management practices could lead to damage to site infrastructure and have a direct impact on the Company’s operations and production. Underperformance or ineffective maintenance of the stabilization and dewatering of its tailings storage facility structures, or improper management of site water could contribute to dam failure or tailings release and may also result in damage or injury to people or property.

Properties located in remote areas

Solaris’ exploration and development properties may be located in remote areas with challenging terrain, climate and access, resulting in technical challenges for conducting geological exploration. The remote location of Solaris’ operations may also result in increased costs and transportation difficulties, which could have a material adverse effect on Solaris’ business and results of operations.

Lack of availability of resources

Mining exploration requires ready access to mining equipment such as drills, and crews to operate that equipment. There can be no assurance that such resources will be available to Solaris on a timely basis or at a reasonable cost. Failure to obtain these resources when needed may result in delays in Solaris’ exploration programs.

Dependence on highly skilled personnel

Solaris’ prospects depend in part on the services of key Board members, executives and other highly skilled and experienced personnel focused on managing Solaris’ interests and the advancement of its mineral projects, as well as its other interests, in addition to the identification of new opportunities for growth and funding. The loss of these persons or Solaris’ inability to attract and retain additional highly skilled employees required for Solaris’ activities may have a material adverse effect on its business or future operations. Solaris does not currently maintain “key person” life insurance on any of its key employees.

Competition

There is competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Solaris competes with other mining companies, many of which have greater financial resources than Solaris, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Significant shareholders

Each of Solaris’ significant shareholders has or will have the ability to significantly influence the outcome of corporate actions requiring shareholder approval, including the election of directors of Solaris and the approval of certain corporate transactions. Solaris’ significant shareholders’ respective interests may differ from the interests of Solaris or its other shareholders. The concentration of ownership of the Common Shares may also have the effect of dissuading third-party offers or delaying or preventing other possible strategic transactions of Solaris.

Reputational risk

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company’s handling of environmental matters or the Company’s dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Conflicts of interest

Certain of the directors and/or officers of Solaris also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and/or officers to be in a position of conflict. Any decision made by any of such directors and/or officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of Solaris and Solaris shareholders. In addition, each director is required to declare and refrain from voting on any matter in which such director may have a conflict of interest in accordance with the procedures set forth in the BCBCA and other applicable laws.

Uninsurable risks

As mentioned above, Solaris’ business is subject to a number of risks and hazards including adverse environmental conditions, industrial accidents, labour disputes, and technical difficulties due to unusual or unexpected geologic formations. Such risks could result in personal injury or death, environmental damage, damage to and destruction of the facilities, delays in exploration and development, monetary losses and legal liability. For some of these risks, Solaris maintains insurance to protect against these losses at levels consistent with industry practice. However, Solaris may not be able to maintain current levels of insurance, particularly if there is a significant increase in the cost of premiums. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production may not be generally available to Solaris or to other companies in the mining industry on acceptable terms.

Solaris might also become subject to environmental liability or other hazards which may not be insured against or which we may elect not to insure against because of premium costs or other reasons. Losses from these events may cause Solaris to incur significant costs that could have a material adverse effect upon its financial condition and results of operations.

Information systems

Targeted attacks on Solaris’ systems (or on systems of third parties that Solaris relies on), failure or non-availability of key information technology (“IT”) systems or a breach of security measures designed to protect Solaris’ IT systems could result in disruptions to Solaris’ operations, extensive personal injury, property damage or financial or reputational risks. As the threat landscape is ever-changing, Solaris must make continuous mitigation efforts, including risk prioritized controls to protect against known and emerging threats, tools to provide automate monitoring and alerting and backup and recovery systems to restore systems and return to normal operations.

Public company obligations

Solaris is subject to evolving corporate governance and public disclosure regulations that have increased both Solaris’ compliance costs and the risk of non-compliance, which could adversely impact the Common Share price.

Solaris is subject to changing rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the SEC, the TSX, NYSE American and the International Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity creating many new requirements.

Internal controls provide no absolute assurances as to reliability of financial reporting and financial statement preparation, and ongoing evaluation may identify areas in need of improvement

Solaris may fail to maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented or amended from time to time, and Solaris may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. Solaris’ failure to satisfy the requirements of Canadian legislation on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Solaris’ business and negatively impact the trading price of the Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Solaris’ operating results or cause it to fail to meet its reporting obligations.

Solaris may fail to maintain the adequacy of its disclosure controls. Disclosure controls and procedures are designed to ensure that the information required to be disclosed by Solaris in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to Solaris’ management, as appropriate, to allow timely decisions regarding required disclosure.

No evaluation can provide complete assurance that Solaris’ financial and disclosure controls will detect or uncover all failures of persons within Solaris to disclose material information otherwise required to be reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation. The effectiveness of Solaris’ controls and procedures could also be limited by simple errors or faulty judgments.

The Company’s foreign subsidiary operations may impact its ability to fund operations efficiently, as well as the Company’s valuation and Common Share price

The Company conducts operations through foreign subsidiaries and substantially all of its assets are held in such entities. Accordingly, any limitation on the transfer of cash or other assets between the parent corporation and such entities, or among such entities, could restrict the Company’s ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist now or in the future, could have an adverse impact on the Company’s valuation and Common Share price.

Common Share price fluctuation

Securities markets have experienced a high degree of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations which have not necessarily been related to their operating performance, underlying asset values or prospects. Additionally, companies like Solaris often experience periods where their shares are thinly traded. There can be no assurance that these kinds of Common Share price fluctuations or lack of liquidity will not occur in the future, and if they do occur, Solaris does not know how severe the impact may be on its ability to raise additional funds through equity issues. If Solaris is unable to obtain such additional financing, any investment in Solaris may be materially diminished in value or lost.

The value of the Common Shares, as well as Company’s ability to raise equity capital, may be impacted by future issuances of Common Shares

The Company is authorized to issue an unlimited number of Common Shares without par value. The Company may issue more Common Shares in the future. Sales of substantial amounts of Common Shares (including Common Shares issuable upon the exercise of stock options), or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Common Shares and the ability of the Company to raise equity capital in the future.

Future sales of Common Shares by existing shareholders

Sales of a large number of Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the ability of the Company to raise capital through future sales of Common Shares.

Costs of land reclamation

It is difficult to determine the exact amounts which will be required to complete all land reclamation activities in connection with the properties in which the Company holds an interest. Reclamation bonds and other forms of financial assurance represent only a portion of the total amount of money that will be spent on reclamation activities over the life of a mine. Accordingly, it may be necessary to revise planned expenditures and operating plans in order to fund reclamation activities. Such costs may have a material adverse impact upon the consolidated financial condition and results of operations of the Company.

Measures to protect endangered species may adversely affect the Company’s operations

The countries in which Company operates (including in particular, Ecuador) have diverse and fragile ecosystems and the federal government, regional governments, politicians, community leaders, and NGOs are vigilant in the protection of endangered species. The existence or discovery of an endangered species at or near the Company’s projects may have a number of adverse consequences to the Company’s plans and operations. For instance, the presence of an endangered species could require the Company to modify its design plans and construction, to take extraordinary measures to protect the species or to cease its activities temporarily or permanently, all of which would delay the Company’s exploration activities and have an adverse economic impact on the Company, which could be material. The existence or discovery of an endangered species at Warintza could also ignite NGO and local community opposition to the Company’s projects, which could present further challenges to exploration and development activities.

Environmental risks and hazards

All phases of the Company’s consolidated operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, including potential loss of title, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present and which have been caused by previous or existing owners or operators of the properties.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current environmental laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs, reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Changes in climate conditions

Governments are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels. Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, the Company expects that this may result in increased costs at some of its operations. In addition, the physical risks of climate change may also have an adverse effect on the Company’s operations. These risks include extreme weather events such as increased frequency or intensity of wildfire seasons or prolonged drought which could have the potential to disrupt the Company’s operations. Effects of climate change or extreme weather events could cause prolonged disruption to the delivery of essential commodities, which may cause the Company’s production efficiency to be reduced.

The Company can provide no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company’s operations and profitability.

Differences in U.S. and Canadian reporting of mineral reserves and resources

The Company’s mineral reserve and resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements as the Company generally reports mineral reserves and resources in accordance with Canadian practices. These practices are different from those used to report mineral reserve and resource estimates in reports and other materials filed with the SEC.

Accordingly, information concerning descriptions of mineralization, reserves and resources contained in this AIF, or in the documents incorporated herein by reference, may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

As a “foreign private issuer”, the Company is exempt from Section 14 Proxy Rules and Section 16 of the Securities Exchange Act of 1934

The Company is a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”). Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the U.S. Exchange Act pursuant to Rule 3a12-3 of the U.S. Exchange Act. Therefore, the Company is not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of common shares by insiders and restrictions on insider trading in the Company’s securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in the Company’s securities.

Claims under U.S. securities laws

The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated under the laws of British Columbia, Canada, that the Independent Registered Public Accounting Firm who have audited the Company’s financial statements and some or all of the Company’s directors and officers may be residents of Canada or elsewhere, and that all or a substantial portion of the Company’s assets and said persons are located outside the United States. As a result, it may be difficult for holders of the Common Shares to effect service of process within the United States upon people who are not residents of the United States or to realize in the United States upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States.

Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

Item 8:	DIVIDENDS

All of the Common Shares are entitled to an equal share in the dividends declared and paid by the Company. There are no restrictions in the Company’s articles which could prevent the Company from paying dividends as long as there are no reasonable grounds for believing that the Company is insolvent or the payment of dividends would render the Company insolvent.

The Company intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Board after taking into account many factors including the Company’s operating results, financial condition and current and anticipated cash needs.

Item 9:	DESCRIPTION OF CAPITAL STRUCTURE

As of December 31, 2024, the Company had 163,234,932 Common Shares, 26,085 Common Shares underlying outstanding restricted share units and 14,165,000 stock options outstanding.

The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the Common Shares at the meetings. Each Common Share carries with it the right to one vote. The Common Shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions and there are no sinking fund provisions in relation to the Common Shares.

In the event of a liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the Board. See ITEM 8: “Dividends” above for particulars of the Company’s dividend policy.

Item 10:	MARKET FOR SECURITIES

10.1	Trading Price and Volume

The Common Shares currently trade on the TSX under the symbol “SLS” and on NYSE American under the symbol “SLSR”. The following table sets out the high and low sale prices and the volume of trading of the Common Shares on the TSX on a monthly basis for the year ended December 31, 2024.

Period	Price (High) (C$)	Price (Low) (C$)	Volume
January	4.48	3.75	4,021,047
February	4.03	3.61	1,932,521
March	4.82	3.70	3,728,151
April	5.60	4.32	5,001,344
May	5.63	4.32	5,320,136
June	4.95	3.69	5,430,007
July	4.06	3.23	4,812,723
August	3.45	2.82	7,337,887
September	3.76	2.58	4,954,432
October	3.56	3.00	3,059,987
November	4.62	3.08	8,031,928
December	4.85	4.16	5,460,064

Item 11:	ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

As of the date of this AIF, no securities of the Company are held in escrow.

Item 12:	DIRECTORS AND OFFICERS

12.1	Name, Occupation and Security Holding

The following are the names and provinces/states/countries of residence of the directors and executive officers of the Company, the positions and offices they currently hold with the Company, their principal occupations during the five preceding years and the date they were appointed to their current office with the Company. Each director will hold office until the next annual general meeting of the Company unless his office is earlier vacated in accordance with the provisions of the BCBCA or the articles of the Company.

Name, Residence and Office(s)	Principal Occupation During Past Five Years	Date of Appointment
Richard Warke Director, Executive Chairman West Vancouver, BC, Canada	Executive Chairman of Titan Mining Corporation since October 2012; Executive Chairman of Augusta Gold Corp. since January 7, 2021; President and CEO of Armor Minerals Inc. since February 2015.	January 6, 2020
Donald Taylor Director Oro Valley, AZ, USA	Director, President and CEO of Titan Mining Corporation and Augusta Gold Corp.	January 6, 2020
Matthew Rowlinson Director, President, CEO Zug, Switzerland	Head of Copper Business Development at Glencore Plc from 2021 to 2024; Chief Finance Officer for Copper Americas division at Glencore Plc from 2018 to 2021.	January 1, 2025
Rodrigo Borja Director Quito, Ecuador	Partner, AVL Abogados.	January 1, 2025
Hans Wick Director Bern, Switzerland	Retired, previously Managing Director of a Swiss private bank.	January 1, 2025
Richard Hughes CFO, Corporate Secretary London, UK	CFO and Executive Director of Trident Royalties PLC, from 2022 to 2024. Independent corporate finance advisor from 2018 to 2022, Metals and Mining Investment Banking at RBC Capital Markets from 2010 to 2018.	January 8, 2025
Javier Toro Chief Operating Officer Tucson, AZ, USA	Vice President, Mining Technical Services at Hudbay Minerals Inc., a mining company, with prior executive and director-level roles in mining, technical services, and mine optimization, from 2016 to 2024.	January 1, 2024
Jorge Fierro Vice President, Exploration Lima, Peru	Vice President, Exploration of the Company.	January 1, 2015
Patrick Chambers Vice President, Investor Relations London, UK	Head of Investor Relations at Horizonte Minerals, from 2022 to 2024, Investor Relations at Fresnillo Plc from 2016 to 2022.	January 8, 2025
Ignacio Shimamoto Vice President, Finance Lima, Peru	Latin America Business Improvement Manager and Finance Manager Copper Peru at Glencore Plc.	January 8, 2025
Ricardo Obando Vice President, Community and Government Affairs Quito, Ecuador	Country Manager, Ecuador of the Company since 2019.	November 20, 2024

The Company has an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The Audit Committee is comprised of Donald Taylor, Hans Wick and Rodrigo Borja. See ITEM 19: “Audit Committee” below. The Compensation Committee is comprised of Donald Taylor and Rodrigo Borja. The Nominating and Corporate Governance Committee is comprised of Rodrigo Borja and Hans Wick.

As of the date hereof, the directors and executive officers of the Company, as a group, beneficially owned, controlled or directed, directly or indirectly, 66,642,914 Common Shares representing 40.77% of the total issued and outstanding Common Shares.

12.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Corporate Cease Trade Orders

No director or executive officer of the Company is, or was within the ten years prior to the date of this AIF, a director, chief executive officer or chief financial officer of any company that was the subject of a cease trade or similar order, or an order that denied the other issuer access to any statutory exemptions, for a period of more than thirty consecutive days:

1.	while that person was acting as a director, chief executive officer or chief financial officer; or

2.	after that person ceased acting as a director, chief executive officer or chief financial officer which resulted from an event that occurred while that person was acting in that capacity.

Corporate Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is, or has been within the ten years before the date of this AIF, a director or executive officer of any company that, while that person was acting in that capacity, or within one year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

No director, executive officer or securityholder holding a sufficient number of securities of the Company to affect materially the control of the Company has, within the ten years prior to the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director, executive officer or securityholder holding a sufficient number of securities to materially affect the control of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

12.3	Conflicts of Interest

The directors and officers of the Company may, from time to time, serve as directors or officers of other issuers or organizations or may be involved with the business and operations of other issuers or organizations, in which case a conflict of interest may arise between their duties as a director or officer of the Company and their duties as a director or officer of such other issuers or organizations. In particular, certain of the directors and officers of the Company are involved in executive or director positions with other mineral exploration companies whose operations may, from time to time, be in direct competition with those of the Company or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of the Company. See ITEM 12.1: “Directors And Officers - Name, Occupation and Security Holding” above for a description of other mineral exploration companies in which the directors and officers of the Company are currently involved.

The directors and officers of the Company are aware of the existence of laws governing accountability of directors and officers for corporate opportunity and requiring disclosure by directors of conflicts of interest and the Company will rely upon such laws in respect of any directors’ or officers’ conflicts of interest or in respect of any breaches of duty by any of its directors or officers. All such conflicts will be disclosed by such directors or officers in accordance with the BCBCA and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Save and except as aforesaid or otherwise disclosed in this AIF, to the Company’s knowledge, there are no known existing or potential conflicts of interest between the Company and any director or officer of the Company.

Item 13:	PROMOTERS

No person has acted as a promoter of the Company within the two most recently completed financial years or during the current financial year.

Item 14:	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

14.1	Legal Proceedings

During the fiscal year ended December 31, 2024 and as of the date of this AIF, the Company is not and was not a party to, and its property is not and was not the subject of, any legal proceedings and no such proceedings are known by the Company to be contemplated.

14.2	Regulatory Actions

During the fiscal year ended December 31, 2024 and as of the date of this AIF, there were no penalties or sanctions imposed against, or settlement agreements with any court relating to securities legislation or with securities regulatory authority entered into by the Company or any other penalties or sanctions imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

Item 15:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as disclosed in this AIF, in the notes to the Company’s Financial Statements and its MD&A, no director or executive officer of the Company, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of the Company’s outstanding Common Shares, and none of the respective associates or affiliates of any of the foregoing, had any material interest, direct or indirect, in any transaction with the Company or in any proposed transaction within the three most recently completed financial years or the current financial year of the Company that has materially affected or is reasonably expected to materially affect the Company.

Item 16:	TRANSFER AGENT AND REGISTRAR

The Company’s registrar and transfer agent for its Common Shares is Computershare Investor Services Inc. located at 3rd Floor - 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9.

Item 17:	MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, no material contracts were entered into by the Company since the commencement of the Company’s fiscal year ended December 31, 2024 or before such time that are still in effect, other than: the Senior Loan, the Copper Offtake Agreement and the Molybdenum Offtake Agreement. See ITEM 4.1 “General Development of the Business – Three Year History” of this AIF for additional information on these agreements.

Item 18:	INTERESTS OF EXPERTS

18.1	Names of Experts

The following table lists the persons and companies who have prepared or certified a report, valuation, statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 – Continuous Disclosure Obligations by the Company during the fiscal year ended December 31, 2024 or subsequent thereto:

Name of Individual or Company	Document Prepared or Certified
Jorge Fierro, M.Sc., DIC, PG	Technical disclosure in the MD&A, AIF, Circular (as defined below) and Company’s news releases.
Mario E. Rossi, MSc, Min. Eng	Mineral Resource Estimate Update – NI 43-101 Technical Report for the Warintza Project, Ecuador with an effective date of July 1, 2024.
KPMG LLP	Audited consolidated financial statements of the Company as at December 31, 2024 and 2023 and for each of the years then ended.

18.2	Interests of Experts

To the knowledge of the Company, none of the experts named above or their respective associates or affiliates held, as of the date of the applicable report, valuation, statement or opinion referred to in ITEM 18.1: “Interests of Experts - Names of Experts” above, currently hold or will receive any registered or beneficial interests, direct or indirect, in any securities or other property of the Company.

The auditor of the Company is KPMG LLP, Chartered Professional Accountants (“KPMG”), 777 Dunsmuir Street, 11th Floor, Vancouver, BC V7Y 1K3. KPMG is independent from the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations, and also are independent accountants from the Company under all relevant U.S. professional and regulatory standards.

Item 19:	AUDIT COMMITTEE

National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) requires the Company to disclose annually in its AIF certain information concerning the constitution of its audit committee and its relationship with its external auditor, as set forth below.

19.1	The Audit Committee Charter

The text of the Company’s Audit Committee Charter (the “Audit Committee Charter”) is attached as Schedule “A” hereto.

19.2	Composition of Audit Committee

The following are the members of the Audit Committee:

Audit Committee Member	Independence	Financial Literacy
Donald Taylor	Independent (1)	Financially literate (1)
Hans Wick	Independent (1)	Financially literate (1)
Rodrigo Borja	Independent (1)	Financially literate (1)

(1)	As defined by NI 52-110.

19.3	Relevant Education and Experience

As a result of their respective experience, each member of the Audit Committee (i) has an understanding of the accounting principles used by Solaris to prepare its financial statements, (ii) has the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and provisions, (iii) has experience in analyzing and evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to that that can reasonably be expected to be raised by Solaris’ financial statements, and (iv) has an understanding of internal controls and procedures for financial reporting.

Donald Taylor has over 30 years of domestic and international mining executive experience taking projects from exploration to mining. He is currently the Chief Executive Officer of Titan Metals Corporation. Donald has worked extensively for large and small cap companies, including Arizona Mining, BHP Minerals, Bear Creek Mining, American Copper and Nickel, Doe Run Resources, Westmont Mining Company, Titan Mining, and Augusta Gold Corp.

Hans Wick has decades of experience in the financial services and investment sector, with his most recent role as the Managing Director of a Swiss private bank. As a senior financial services and investment professional, Hans benefits from an in-depth knowledge of the sector and a wide network of contacts which he applies to his mandates and lends to the boards of directors he serves on. Over the course of his banking career, Hans has also been active in the mining sector for decades as an investor and advisor to numerous companies.

Rodrigo Borja is a senior lawyer with decades of experience in Ecuador, including as the Chief Legal Officer (“CLO”) of several foreign companies with operations in the mining and oil sectors. In the mining sector, Rodrigo was CLO of Kinross’ Ecuador subsidiary, where he managed all legal aspects of the company. He led the negotiations with the Ecuadorian state for the Mining Exploitation Contract for the Fruta del Norte project and the investment contract that protects foreign investment. Rodrigo is currently a partner with AVL Abogados where he leads its mining practice. Prior to this, Rodrigo was the CLO of the Brazilian oil company Petrobras, responsible for all legal aspects of its operation from 2002 to 2010. He was also a member of the Executive Committee, as well as an alternate member of the board of directors of OCP Ecuador, Ecuador’s main oil pipeline.

19.4	Reliance on Certain Exemptions

Except as set out below, at no time since the commencement of the Company’s most recently completed financial year has the Company relied on an exemption in Sections 2.4, 3.2, 3.4, 3.5 of Part 8 of NI 52-110.

19.5	Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

19.6	Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in Item 5.2(j) of the Audit Committee Charter.

19.7	External Audit Service Fees (By Category)

The aggregate fees paid or payable by the Company’s external auditors in each of the last two financial years for audit and related services are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
2024	C$418,289	Nil	Nil	Nil
2023	C$160,500	Nil	Nil	Nil

(1)	“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)	“Audit-Related Fees” include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.
(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)	“All Other Fees” include all other non-audit services.

Item 20:	ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular (the “Circular”) filed on the Company’s profile on SEDAR+ on May 9, 2024 for its 2024 Annual General Meeting of Shareholders held on June 24, 2024.

Additional financial information is also provided in the Company’s audited consolidated financial statements and related MD&A for its fiscal year ended December 31, 2024.

Additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

[Attached.]

Schedule A-1

AUDIT COMMITTEE CHARTER OF SOLARIS RESOURCES INC.

AUDIT COMMITTEE CHARTER

Article 1 - PURPOSE

The primary function of the Audit Committee (the “Committee”) is to assist the Board of Directors of Solaris Resources Inc. (the “Corporation”) in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Corporation to regulatory authorities and shareholders, the Corporation’s systems of internal controls regarding finance and accounting, the fairness of transactions between the Corporation and related parties and the Corporation’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Corporation’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	Serve as an independent and objective party to monitor the Corporation’s financial reporting and internal control system and review the Corporation’s financial statements;

•	Review and appraise the performance and compensation of the Corporation’s external auditors;

•	Provide an open avenue of communication among the Corporation’s auditors, financial and senior management, the Committee and the Board of Directors; and

•	Such other matters as the Board may delegate to the Committee.

Article 2 - COMPOSITION

The composition of the Committee shall include a minimum of three Directors as determined by the Board of Directors, and shall meet the independence requirements within the meaning of (i) National Instrument 52-110 - Audit Committees, Part 6, (ii) Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and (iii) applicable stock exchange requirements, including those of Section 803(B)(2) of the NYSE American Company Guide, and further shall be free from any relationship that, in the opinion of the Board of Directors, could reasonably be expected to interfere with the exercise of his or her independent judgment as a member of the Committee.

All members of the Committee shall have financial management experience and be financially literate and at least one member shall have accounting experience and be “financially sophisticated” under Section 803(B)(2) of the NYSE American Company Guide. For the purposes of the Corporation’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

The members of the Committee shall be appointed by the Board of Directors. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Article 3 - MEETINGS

The Committee shall meet at least quarterly, or more frequently as circumstances dictate. The meetings will take place as the Committee or the Chair of the Committee shall determine, upon 48 hours’ notice to each of its members. The notice period may be waived by a quorum of the Committee. The Committee may ask members of Management or others to attend meetings or to provide information as necessary.

Schedule A-2

The quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or subcommittee present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak and to hear each other. Decisions by the Committee will be by the affirmative vote of a majority of the members of the Committee, or by consent resolutions in writing signed by each member of the Committee.

The Committee shall prepare and maintain minutes of its meetings, and periodically report to the Board of Directors regarding such matters as are relevant to the Committee’s discharge of its responsibilities, and shall report in writing on request of the Chairman of the Board. As part of its duty to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Article 4 - SUBCOMMITTEES

The Committee may form and delegate authority to one or more subcommittees, which may consist of one or more members, as it deems necessary or appropriate from time to time under the circumstances. The quorum for the transaction of business at any meeting of the Subcommittee shall be a majority of the members of the subcommittee.

Article 5 - RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

5.1	Financial Reporting Processes

(a)	Review and recommend to the Board for approval the Corporation’s annual and interim (quarterly) financial statements, MD&A, and any annual and interim earnings-related press releases, before the Corporation publicly discloses this information and any reports or other material financial information that are submitted to any governmental body, stock exchange or to the public, including any certification, report, opinion, or review rendered by the external auditors.

(b)	Ensure that the Corporation has the proper systems and procedures, internal controls over financial reporting, information technology systems, and disclosure controls and procedures in place so that the Corporation’s financial statements, MD&A, and other financial reports, other financial information, including all Corporation disclosure of financial information extracted or derived from the Corporation’s financial statements and other reports, satisfy all legal and regulatory requirements. The Audit Committee shall periodically assess the adequacy of such systems, procedures and controls.

(c)	In consultation with the external auditors, review with management the integrity of the Corporation’s financial reporting process, both internal and external.

(d)	In connection with the annual audit, review material written matters between the external auditors and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.

(e)	Consider the external auditors’ judgments about the quality and appropriateness of the Corporation’s accounting principles, practices and internal controls as applied in its financial reporting.

(f)	Consider and approve, if appropriate, changes to the Corporation’s auditing and accounting principles, practices and internal controls over financial reporting as suggested by the external auditors and management.

(g)	Review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments.

Schedule A-3

(h)	Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(i)	Review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.

(j)	Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(k)	Review certification processes relating to preparation and filing of reports and financial information.

(l)	Establish procedures for the receipt, retention and treatment of complaints or concerns received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

(m)	Review with management financial and earnings guidance provided to analysts and rating agencies.

5.2	External Auditors

(a)	Review annually the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Corporation.

(b)	Obtain annually a formal written statement by the external auditors setting forth all relationships between the external auditors and the Corporation, consistent with Independence Standards Board Standard 1 and The Public Company Accounting Oversight Board Rule 3526, and confirming that the external auditors are registered and in good standing with the Canadian Public Accounting Board and The Public Company Accounting Oversight Board.

(c)	Review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.

(d)	Take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the external auditors.

(e)	Select, and where applicable, replace the external auditors nominated annually for shareholder approval.

(f)	At each meeting, consult with the external auditors, without the presence of management, about the quality of the Corporation’s accounting principles, internal controls and the completeness and accuracy of the Corporation’s financial statements.

(g)	Review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Corporation.

(h)	Review with management and the external auditors the audit plan for the year end financial statements, the intended template for such statements and oversee the audit, including resolving any disagreements between management and the auditor regarding financial reporting.

Schedule A-4

(i)	Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services provided by the Corporation’s external auditors and the fees and other compensation related thereto in excess of $50,000.

The pre-approval requirement is waived with respect to the provision of non-audit services if:

(j)	the aggregate amount of all such non-audit services provided to the Corporation constitutes not more than five percent of the total amount of fees paid by the Corporation to its external auditors during the fiscal year in which the non-audit services are provided;

(k)	such services were not recognized by the Corporation at the time of the engagement to be non-audit services; and

(l)	such services are promptly brought to the attention of the Committee by the Corporation and approved, prior to the completion of the audit, by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

Article 6 - OTHER RESPONSIBILITIES

(a)	Review with management the Corporation’s major financial risk exposure, including a regular review of the top risks identified by management, and the policies and practices adopted by the Corporation.

(b)	Review for fairness any proposed related-party transactions and make recommendations to the Board of Directors whether any such transactions should be approved.

(c)	Recommend to the Compensation & Corporate Governance Committee the qualifications and criteria for membership on the Committee.

(d)	The Committee may retain and terminate the services of outside specialists, counsel, accountants or other consultants and advisors to the extent it deems appropriate and shall have the sole authority to approve their fees and other retention terms. The Corporation shall provide for appropriate funding, as determined by the Committee, for payment to (i) any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation, (ii) any advisors retained by the Committee and (iii) ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties.

(e)	The Committee shall evaluate its own performance at least annually and recommend to the Compensation and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

(f)	Perform other activities related to this Charter as requested by the board of directors.

(g)	Review annually the adequacy of this Charter and recommend appropriate revisions to the Board of Directors.

Schedule A-5

Article 7 - OVERSIGHT FUNCTION

While the Committee has responsibilities set out in this Charter, the members of the Committee are members of the Board appointed to provide broad oversight of the Corporation’s affairs, and are specifically not accountable or responsible for the day to day activities, nor the administration or implementation or arrangements relating thereto.

APPROVED BY THE BOARD OF DIRECTORS OF SOLARIS RESOURCES INC.

Date: March 14, 2024

Schedule A-6